CHENGTUN GOLD ONTARIO INC. and LONCOR GOLD INC.
ARRANGEMENT AGREEMENT October 14, 2025

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of October 14, 2025

BETWEEN:

CHENGTUN GOLD ONTARIO INC., a corporation incorporated under the laws of Ontario;

(the "Purchaser")

- AND -

LONCOR GOLD INC., a corporation incorporated under the laws of the Province of Ontario

(the "Corporation").

WHEREAS the Purchaser and the Corporation (collectively, the "Parties" and each, a "Party") have agreed, subject to the satisfaction of certain conditions precedent, to complete the Arrangement pursuant to the provisions of the OBCA to give effect to a proposed going-private transaction;

AND WHEREAS in connection with the completion of the Arrangement, among other things, each Shareholder will receive for each Share held, the Consideration;

AND WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders, directors and executive officers of the Corporation who own Shares are entering into voting and support agreements with the Purchaser and the Corporation pursuant to which, among other things, such shareholders have agreed to vote their Shares in favour of approval of the Arrangement Resolution at the Meeting as contemplated therein (collectively, the "Voting Support Agreements");

AND WHEREAS the Board has determined (with interested directors abstaining), upon the unanimous recommendation of the Special Committee having received financial and legal advice, that the Consideration to be received by the Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation, and the Board (with the interested directors abstaining) has unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and conditions contained herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, including the Recitals, the following terms have the following meanings:

"Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement containing terms that are not less favourable to the Corporation in the aggregate than those contained in the Confidentiality Agreement, provided that such agreement shall include customary standstill provisions and that such standstill provisions may permit the counterparty to such agreement to make a confidential Acquisition Proposal to the Board that may constitute or lead to a Superior Proposal.

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal from any Person or group of Persons other than the Purchaser (or any of its affiliates or any Person acting in concert with the Purchaser or any of its affiliates) relating to: (i) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, royalty, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of transactions, of (A) assets of the Corporation (including shares of Subsidiaries of the Corporation) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or (B) 20% or more of any class of voting or equity securities of the Corporation or 20% more of any class of voting or equity securities of any one or more of any of the Corporation's Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings; (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation) then outstanding; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or of the surviving entity or the resulting direct or indirect parent of the Corporation or the surviving entity which results in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation or of the surviving entity or the resulting direct or indirect parent of the Corporation or the surviving entity; or (iv) any other similar transaction or series of transactions involving the Corporation or any of its Subsidiaries.

"Action" means any action, cause of action, claim, complaint, charge, arbitration, demand, litigation, suit, investigation, grievance, audit, labour dispute, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, administrative, civil, criminal, regulatory or otherwise, in law or in equity and includes any appeal or review and any application for the same.

"Advance" has the meaning specified in Section 4.3.

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions, as in effect on the date of this Agreement.

"Agreement" means this arrangement agreement between the Purchaser and the Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Alternative Transaction" has the meaning specified in Section 4.14(1)(a).

"Anti-Corruption Laws" has the meaning specified in Schedule C(35)(a).

"Anti-Money Laundering Laws" has the meaning specified in Schedule C(35)(b).

"Arrangement" means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"associate" has the meaning specified in the Securities Act (Ontario) as in effect on the date of this Agreement.

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

"Board" means the board of directors of the Corporation, as constituted from time to time.

"Board Recommendation" has the meaning specified in Section 2.4(2).

"Books and Records" means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.

"Breaching Party" has the meaning specified in Section 4.8(3).

"Bump Transactions" has the meaning specified in Section 4.11(2).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Hong Kong or the PRC.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"CFPOA" has the meaning specified in Schedule C(35)(a).

"Change in Recommendation" has the meaning specified in Section 7.2(4)(b).

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Closing" has the meaning specified in Section 2.8(2).

[definition redacted - disclosure would be seriously prejudicial to interests of the Corporation]

"Common Shares" means the common shares in the capital of the Corporation.

"Computer Systems" means all computer hardware, servers, peripheral equipment, technology infrastructure (including telecommunications equipment), Software (including firmware), and other computer systems and services that are used by the Corporation and its Subsidiaries (including to receive, store, process or transmit data) to carry on the business.

"Confidentiality Agreement" means the confidentiality agreement dated April 8, 2025 between an affiliate of the Purchaser and the Corporation, pursuant to which the Corporation has provided confidential information about its business to the Purchaser and its Representatives.

"Consideration" means $1.38 in cash per Share to be received by the Shareholders pursuant to the Plan of Arrangement, without interest.

"Constating Documents" means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

"Contract" means any written or oral agreement, commitment, engagement, contract, license, lease, obligation, undertaking or other right or obligation to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective material properties or their material assets is subject.

"Corporation" has the meaning specified in the preamble.

"Corporation Filings" means all forms, reports, schedules, statements and other documents which have been publicly filed by or on behalf of the Corporation on SEDAR+, or its predecessor SEDAR, pursuant to Canadian Securities Laws and/or filed or furnished with the U.S. Securities and Exchange Commission and/or any U.S. state regulators since January 1, 2023.

"Corporation Group Member" has the meaning specified in Section 7.4(9).

"Corporation Mineral Rights" has the meaning specified in Schedule C(29)(b).

"Corporation Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan or otherwise.

"Corporation Real Property" means the Corporation Mineral Rights, Owned Real Property and Leased Real Property.

"Corporation Service Providers" means the current directors, officers, employees, independent contractors of the Corporation or its Subsidiaries, as applicable (each of whom, individually, is a natural person or a natural person providing services through a holding corporation), as the case may be, including part time and full time officers and employees or officers and employees on a leave of absence.

"Corporation Surface Access Rights" has the meaning specified in Schedule C(29)(b).

"Corporation Termination Fee Event" has the meaning specified in Section 7.4(4).

"Corporation Warrants" means the outstanding warrants of the Corporation to purchase Common Shares.

"Court" means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

"D&O Insurance" has the meaning specified in Section 4.9(1).

"Data Room" means the information database created by or on behalf of the Corporation in respect of the transaction contemplated in this Agreement as such existed on the date hereof, the index of documents of which is appended to the Disclosure Letter.

"Depositary" means such Person as the Purchaser may appoint to act as depositary for the Shares in relation to the Arrangement, with the approval of the Corporation, acting reasonably.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Disclosure Letter" means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Corporation to the Purchaser with this Agreement.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"Divesture Transaction" [redacted - disclosure would be seriously prejudicial to interests of the Corporation]

"DRC" means the Democratic Republic of the Congo.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning specified in the Plan of Arrangement.

"Employee Plans" means any pension, retirement, deferred compensation, profit-sharing, retirement, savings, disability, medical, vision, dental, health, life, employee assistance, loan, first time home buyers, transit, vehicle allowance, gas card, death benefit, stock option, stock purchase, bonus, incentive, fringe, vacation entitlement and pay, change of control, termination and severance pay or other employee benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether funded or unfunded, insured or uninsured, written or oral, in each case for the benefit of the Corporation or its Subsidiaries or former employees, or current or former officers or directors of the Corporation or its Subsidiaries, or other persons who are receiving or have received remuneration for work or services provided to the Corporation or its Subsidiaries, or in all cases any of their eligible spouses, dependents, survivors or beneficiaries, but in all cases does not include a statutory benefit plan the Corporation or its Subsidiary is required to participate in, contribute to or comply with pursuant to statute, including the Canada Pension Plan, Employment Insurance Program, and any other similar plans or programs administered pursuant to applicable health tax, workplace safety insurance, workers' compensation or unemployment insurance legislation.

"Environmental Laws" means all Laws relating to the abatement of pollution, reclamation or restoration of property, protection, quality or conservation of the environment, protection of wildlife and fisheries resources, including endangered species, human health, occupational health and safety, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of Hazardous Substances, releases or threatened releases of Hazardous Substances into the environment, including ambient air, surface water and groundwater, and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances; being such Laws in force or enacted as at the date of this Agreement or which were in force at an earlier date and are no longer in force but under which the relevant parties still have enforceable obligations and liabilities.

"Fairness Opinion" means the opinion of Stifel Nicolaus Canada Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders.

"FCPA" has the meaning specified in Schedule C(35)(a).

"Final Order" means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Financial Statements" means, collectively: (i) the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the related auditors' report on and notes to such financial statements; and (ii) the unaudited condensed consolidated interim financial statements of the Corporation for the three and six month periods ended June 30, 2025 and 2024, together with the notes to such financial statements.

[definition redacted on the basis of confidentiality]

"[name redacted on the basis of confidentiality] Letter Agreement" means the letter agreement entered into by and between [name redacted on the basis of confidentiality] and the Corporation confirming that [name redacted on the basis of confidentiality] will not be entitled to any fee, payment or other entitlement related to or as a result of the transactions contemplated under this Agreement.

"Government Contract" means any Contract for the delivery of supplies or provision of services by or between the Corporation or a Subsidiary on one hand and any (i) Governmental Entity on the other or (ii) by or between the Corporation or any Subsidiary as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.

"Hazardous Substances" means any material or substance whether solid, liquid or gaseous that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, biologically-infectious or toxic or a pollutant or a waste or a contaminant under or pursuant to any applicable Environmental Laws, and including metals, nitrates, petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls).

"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board and interpretations adopted thereby in effect at the relevant time, applied on a consistent basis.

"Imbo Project" means the Imbo project in the Ngayu Greenstone Gold Belt in the northeast of the DRC.

"Indemnified Persons" has the meaning specified in Section 4.9(4).

"Intellectual Property" means all the of the following, whether domestic, foreign, or otherwise: (i) patents, patent rights, applications for patents and patent disclosures, and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisionals, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof and all analogous rights; (ii) proprietary and non-public business information, inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, techniques, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyrightable works, copyright registrations and applications for copyright registration and all other corresponding rights including without limitation moral rights associated with copyrights, copyright registrations and applications for copyright registration; (iv) integrated circuit topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications for mask work registrations and all other corresponding rights; (v) industrial designs, industrial designation registrations and applications, designs, design patents, design registrations and design registration applications; (vi) trade names, trade name registrations, business names, corporate names, telephone numbers, internet addresses, domain names, domain name registrations, social media accounts and handles, website names and world wide web addresses, common law trademarks, trademarks, signs, trade dress, logos, designs, slogans, service marks certification marks, official marks, prohibited marks, brand names, and all other identifiers of source, all goodwill associated with any of the foregoing, and any and all related registrations and applications for registration of any of the foregoing, including without limitation any intent to use applications, supplemental registrations and any renewals or extensions thereof,; (vii) Software; (viii) any other intellectual property or industrial property of every kind; and (ix) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

"Intercompany Debt" means any indebtedness, obligations or amounts owing by (i) the Corporation to a Subsidiary of the Corporation; (ii) a Subsidiary of the Corporation to the Corporation; or (iii) one Subsidiary of the Corporation to another Subsidiary of the Corporation.

"Interim Order" means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"IRC" means the United States Internal Revenue Code of 1986.

[definition redacted - information seriously prejudicial to interests of the Corporation]

"Labour Agreement" has the meaning specified in paragraph (5) of the definition of "Material Contract".

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, order, injunction, judgment, decree, ruling, award, writ, or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Lease Agreement" means collectively, the lease agreement dated November 30th, 2022, and lease extension dated March 13th, 2025, between the Corporation and [name redacted on the basis of confidentiality].

"Leased Real Property" has the meaning specified in Schedule C(29)(b).

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.

"Loncor Congo" has the meaning specified in Section 6.2(13).

"Loncor Congo Shareholders" has the meaning specified in Section 6.2(13).

"Matching Period" has the meaning specified in Section 5.4(1)(e).

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts, developments, conditions or circumstances, (i) is or could reasonably be expected to have, both a material and adverse effect on the business, prospects, operations, projects, affairs, results of operations, assets, properties, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Corporation and its Subsidiaries, taken as a whole; or (ii) any event that would create a prohibition, material impediment, or material delay in the Corporation's or the Purchaser's and their respective affiliates' ability to consummate the Arrangement and the other transactions contemplated by this Agreement prior to the Outside Date; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(1) any change, development, condition or event generally affecting the gold mining and exploration industries;

(2) any change in general economic, regulatory, financial or market conditions in which the Corporation and its Subsidiaries conduct material operations;

(3) any change in IFRS or regulatory accounting requirements applicable in the industries in which the Corporation or any of its Subsidiaries conducts business;

(4) any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the date hereof;

(5) any natural disaster affecting Africa;

(6) any epidemic, pandemic or outbreaks of illness or disease affecting Africa;

(7) any action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries which is expressly required to be taken (or omitted to be taken) pursuant to this Agreement;

(8) any actions taken (or omitted to be taken) upon the express written request of the Purchaser; or

(9) any change in the market price or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price or trading volumes (other than those in clauses (1) through (8) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (1) through and including (6) above, materially and disproportionately adversely effects the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which the Corporation and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Material Adverse Effect has occurred and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Authorizations" has the meaning specified in Schedule C(13).

"Material Contract" means any Contract, other than: (i) any intercompany Contract among the Corporation and/or its Subsidiaries, and (ii) any Contract between the Purchaser and the Corporation:

(1) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(2) that relates to the exploration or relates to the future construction, start up, operation or production at the Imbo Project or any other material property of the Corporation or any Subsidiary;

(3) relating directly or indirectly to indebtedness for borrowed money under which indebtedness in excess of $50,000 is or may become outstanding, or to the guarantee, support or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person other than the Corporation or any of its Subsidiaries in excess of $50,000;

(4) under which the Corporation or any of its Subsidiaries is obligated to make (other than an employment Contract) payments in excess of $50,000 or under which the Corporation or any of its Subsidiaries or other contracting entities, expects to receive payments in excess of $50,000, in each case over the 12 month period preceding this Agreement or in any 12 month period following the date of this Agreement, or which contains minimum purchase commitments or other terms that expressly restricts or limits in any material respect the purchasing or selling ability of the Corporation or any of its Subsidiaries;

(5) that is a collective bargaining agreement or other labour Contract with any labour union, works council, employee association or other labour organization (each a "Labour Agreement");

(6) with a Governmental Entity, including any settlement, conciliation or similar agreement or pursuant to which the Corporation or a Subsidiary will have any material outstanding obligation after the date of this Agreement;

(7) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $50,000;

(8) relating to any litigation or settlement thereof which does or which would reasonably be expected to have actual or contingent obligations or entitlement of the Corporation or any of its Subsidiaries in excess of $50,000 and which have not been fully satisfied prior to the date of this Agreement;

(9) that expressly limits or restricts in any material respect (A) the ability of the Corporation or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or conduct business;

(10) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Corporation or any of its Subsidiaries is a partner, member or joint venturer (or other participant) that is material to the Corporation and its Subsidiaries, taken as a whole, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Corporation;

(11) that contains express exclusivity or non-solicitation obligations (excluding any Contracts with Corporation Service Providers) or grants "most-favoured nation" or similar rights in each case in favour of a third party;

(12) providing for the acquisition or disposition by the Corporation or any of its Subsidiaries of any business, division or product line (whether by merger, amalgamation, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any other Person for consideration in excess of $50,000, in each case, pursuant to which any material obligations of the Corporation or any of its Subsidiaries remain outstanding;

(13) restricting the incurrence of indebtedness by the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(14) that obligates the Corporation or any of its Subsidiaries to make or commit to make any capital expenditure which individually or in the aggregate exceeds $50,000 during the remaining term of the Contract;

(15) relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions which individually or in the aggregate exceeds $25,000;

(16) that is a lease, sublease, license, right of way or occupancy agreement for Corporation Real Property or Corporation Surface Access Rights, in each case, that is material to the business; or

(17) that (i) is for the employment or engagement of any named executive officer (as defined in Form 51-102F6 - Statement of Executive Compensation) and any employee that reports directly to the Chief Executive Officer of the Corporation or (ii) provides for severance or other termination payments (in excess of those required by applicable Law), change of control payments or any other payments that could be triggered as a result of the Arrangement.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"MI 61-101" means Multinational Instrument 61-101 - Protection of Minority Securityholders in Special Transactions.

"misrepresentation" has the meaning specified in the Securities Act (Ontario) and other Securities Laws.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"Non-Core Businesses" means the business, assets or other interests of the Corporation specified on Schedule 1.1(i) of the Disclosure Letter.

"Non-Recourse Party" has the meaning specified in Section 8.13.

"OBCA" means the Business Corporations Act (Ontario).

"OFAC" has the meaning specified in Schedule C(35)(c).

"officer" has the meaning specified in the Securities Act (Ontario).

"Ordinary Course" means, with respect to an action taken or to be taken, or an inaction taken or to be taken, by the Corporation or any of its Subsidiaries, that such action or inaction is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation and/or such Subsidiary, consistent with past practices.

"OSC" means the Ontario Securities Commission.

"OTCQX" means the OTCQX tier of the "over the counter" market in the United States.

"Outside Date" means April 14, 2026 or such later date as may be agreed to in writing by the Parties, subject to the right of either Party to extend the Outside Date from time to time by a specified period of not less than 30 days (provided that in the aggregate (for both Parties) such extensions shall not exceed 90 days from the original Outside Date) if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain any Regulatory Approval and such Regulatory Approval has not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to effect such extension no later than 5:00 p.m. (Toronto time) on the date that is not less than five days prior to the Outside Date then in effect; provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of such Regulatory Approvals is primarily the result of such Party's wilful breach of its covenants herein.

"Owned Real Property" has the meaning specified in Schedule C(29)(b).

"Party" has the meaning specified in the preamble.

"Permitted Liens" means only (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate Action diligently conducted for which adequate reserves have been established and maintained on the Financial Statements in accordance with IFRS; (b) workers or unemployment compensation Liens arising in the Ordinary Course; (c) mechanic's, materialman's, supplier's, vendor's or similar Liens arising in the Ordinary Course securing amounts that are not delinquent or past due or being contested in good faith by appropriate Action diligently conducted for which adequate reserves have been established and maintained on the Financial Statements in accordance with IFRS; (d) zoning ordinances, easements and other restrictions of legal record affecting real property which would be revealed by a survey or a search of public records and do not or would not, individually or in the aggregate, interfere with the value, usefulness or occupancy of such real property to the respective businesses of the Corporation or its Subsidiaries as presently conducted and as contemplated to be conducted; and (v) purchase money liens securing rental payments under capital lease arrangements reflected on the Financial Statements and listed in Section 1.1(ii) of the Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Personal Information" means any information about an identified or identifiable individual, in any form (whether oral, written or electronic), including any record or data that can be manipulated, linked or matched by any method to identify an individual.

"Plan of Arrangement" means the plan of arrangement under Section 182 of the OBCA, substantially in the form set out in Schedule A to this Agreement, subject to any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement, the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.

"PRC" means the People's Republic of China, which for the purpose of this Agreement only, excludes Hong Kong, Taiwan and Macao.

"Pre-Acquisition Reorganization" has the meaning specified in Section 4.11(1).

"Preferred Shares" means the preference shares in the capital of the Corporation.

"Privacy Laws" means all Laws concerning the Processing or protection of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada) and any applicable substantially similar provincial legislation.

"Process", "Processing", and similar terms, means to collect, create, receive, acquire, access, store, maintain, retain, use, analyze, modify, manipulate, handle, copy, transmit, transfer, disclose, communicate, aggregate, anonymize, de-identify, destroy, erase, or dispose of.

"Purchaser" has the meaning specified in the preamble.

"Purchaser Group Member" has the meaning specified in Section 7.4(9).

"Purchaser Termination Fee Event" has the meaning specified in Section 7.4(3).

"Recipient" has the meaning specified in Section 4.6(1).

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals, (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby, including any consent or approval that becomes required subsequent to the date hereof as a result of steps taken by a Governmental Entity pursuant to a Law.

"Representative" means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

"Required Shareholder Approval" means the required vote specified in Section 2.2(2), together with any other vote required under the Interim Order.

"Sanctioned Country" has the meaning specified in Schedule C(35)(c).

"Sanctioned Person" has the meaning specified in Schedule C(35)(c).

"Securities Authority" means the OSC, any other applicable securities commission or regulatory authority, including any stock exchange or "over the counter" market on which the Shares of the Corporation are listed or posted for trading, of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or their respective Subsidiaries.

"Securities Laws" means the Securities Act (Ontario) and any other applicable Canadian provincial and territorial rules, orders, notices, promulgations and regulations and published policies thereunder, the applicable rules and regulations of the U.S. Securities Act of 1933, as amended, and/or the U.S. Securities Exchange Act of 1934, as amended, and any U.S. state securities laws, the applicable rules and policies of the TSX, the Frankfurt Stock Exchange and any other stock exchange or "over the counter" market on which the Corporation's securities are listed or posted for trading and, where applicable, applicable securities laws and regulations of other jurisdictions as they may apply to the securities of the Corporation.

"Securityholders" means, collectively, the Shareholders and the holders of Corporation Options and Corporation Warrants.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the Common Shares and the Preferred Shares.

"Software" means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

"Special Committee" means the special committee of the Board consisting solely of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

"Specified Exemptions" has the meaning specified in Section 4.1(1).

"Specified Service Provider Payments" means the payments to Specified Service Providers set out in Schedule 1.1(iii) of the Disclosure Letter.

"Specified Service Providers" means the Corporation Service Providers of the Corporation listed in Schedule 1.1(iii) of the Disclosure Letter and "Specified Service Provider" means any one of them.

"Stock Option Plan" means the stock option plan of the Corporation, last approved by Shareholders on June 30, 2023.

"Subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

"Superior Proposal" means any bona fide written Acquisition Proposal to acquire not less than all of the outstanding Shares (other than Shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of the Corporation on a consolidated basis, and that:

(1) complies with Laws in all material respects and did not result from or involve a breach of: (i) ARTICLE 5; or (ii) any agreement between any one or more of the Persons making such Acquisition Proposal or their Affiliates and the Corporation;

(2) is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof, and subject to binding terms or a definitive agreement binding such Person(s) submitting the Acquisition Proposal;

(3) is not subject to any financing condition or other material regulatory approval or review conditions, and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal, including as required to pay the Termination Fee, and is supported by binding commitments or executed agreements from financing sources subject only to customary conditions;

(4) is not subject to a due diligence or access to information condition, and is accompanied by a representation that all necessary diligence review has been completed or irrevocably waived;

(5) is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal (including the likelihood of obtaining all required shareholder, regulatory and third-party approvals);

(6) in respect of which the Board (or any relevant committee thereof) determines, in its good faith judgment, after consulting with its outside legal counsel and financial advisors: would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) hereof).

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Supporting Shareholders" means the directors and executive officers who hold Shares and the other Persons listed in Schedule 1.1(iv) of the Disclosure Letter.

"Tax Act" means the Income Tax Act (Canada).

"Tax Regulations" means the Income Tax Regulations (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, documents, designations, disclosures, schedules, attachments, filings, and statements (including any amendments, and estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employer health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on amounts of the type described in clause (i) above or this clause (ii) and any liability for any of the foregoing as a result of an obligation to indemnify another Person or being a transferee or successor in interest.

"Technical Report" means the technical report entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo", with an effective date of December 15, 2021 prepared for the Corporation by Minecon Resources and Services Limited and New Senet (PTY) Ltd.

"Terminating Party" has the meaning specified in Section 4.8(3).

"Termination and Release Agreement" means a termination and release agreement, in form and substance satisfactory to the Purchaser (acting reasonably) entered into on the date hereof or to be entered into prior to the Effective Time by each Specified Service Provider, pursuant to which a Specified Service Provider, among other things: (a) to the extent applicable, agrees to the change of control or other payment to which they will be entitled as a result of the consummation of the transactions contemplated by this Agreement; and (b) releases the Corporation of any further monetary or other obligations arising out of or related to any wages, salary, severance payment, change of control entitlements, awards, incentives or termination pay that may be due or payable under any employment, compensation or other similar agreements.

"Termination Fee" has the meaning specified in Section 7.4(2).

"Termination Notice" has the meaning specified in Section 4.8(3).

"Trade Control Laws" has the meaning specified in Schedule C(35)(c).

"Transaction Litigation" has the meaning specified in Section 4.10.

"Transaction Personal Information" has the meaning specified in Section 4.6(1).

"Transferor" has the meaning specified in Section 4.6(1).

"TSX" means the Toronto Stock Exchange.

"Voting Support Agreements" has the meaning specified in the preamble.

"wilful breach" means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the Breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2) Currency. All references to dollars or to $ are references to Canadian dollars.

(3) Gender and Number. Any reference to a gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article," "Section," and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement, including the schedules attached hereto, or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term "made available" or "provided" means copies of the subject materials were included in the Data Room or otherwise provided in writing in the manner expressly specified in this Agreement.

(5) Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(6) Knowledge. In this Agreement, where any representation or warranty is expressly qualified by reference to "the knowledge of the Corporation" it is deemed to refer to the actual knowledge of Arnold T. Kondrat (as Executive Chairman of the Corporation), Peter N. Cowley (as President of the Corporation), John K. Barker (as Chief Executive Officer of the Corporation) and Donat K. Madilo (as Chief Financial Officer of the Corporation), after making reasonable inquiries of the relevant employees, consultants, directors or advisors of the Corporation or its Subsidiaries.

(7) Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.

(8) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9) Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(10) Time References. References to time are to local time, Toronto, Ontario.

Section 1.3 Schedules and Disclosure Letter.

The schedules attached to this Agreement and the Disclosure Letter form integral parts of this Agreement for all purposes of it. For the purpose of this Agreement, it is acknowledged and agreed that disclosure in any section or subsection of the Disclosure Letter will be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Disclosure Letter to the extent the relevance of such disclosure to such Section or subsection is readily apparent on the face of such disclosure. The Disclosure Letter forms an integral part of this Agreement for all purposes of it.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement.

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order.

As soon as reasonably practicable, the Corporation shall apply to the Court in a manner reasonably acceptable to the Purchaser pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(1) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2) that the required level of approval for the Arrangement Resolution shall be: (i) not less than two-thirds of the votes cast on such resolution by Shareholders present in person or represented by proxy at the Meeting; and (ii) if required under Securities Laws (including MI 61-101), a simple majority of the votes cast on the Arrangement Resolution by Shareholders of every class of Shares of which shares are issued and outstanding as of the record date in person or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (together, with any other vote required under the Interim Order, the "Required Shareholder Approval");

(3) that, subject to the foregoing and any variations prescribed in the Interim Order, in all other respects, the terms, restrictions and conditions of the Corporation's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting, except to the extent modified by this Agreement;

(4) for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(5) for the notice requirements with respect to the presentation of the application to the Court for the Final Order, in accordance with the applicable Law and Court rules;

(6) that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with Section 2.3(1) and without the need for additional approval of the Court;

(7) that the deadline for the submission of proxies by Shareholders for the Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Ontario) prior to the Meeting, subject to waiver by the Corporation (with the prior written consent of the Purchaser, not to be unreasonably withheld) in accordance with the terms of this Agreement;

(8) for the fixing of the record date and that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless otherwise required by the applicable Law; and

(9) for such other matters as the Purchaser or the Corporation (each with the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed) may reasonably require.

Section 2.3 The Meeting.

Subject to the terms of this Agreement and receipt of, and subject to the terms of, the Interim Order, the Corporation shall:

(1) convene and conduct the Meeting in accordance with the Interim Order, the Corporation's Constating Documents and Law as soon as reasonably practicable but in any event schedule the Meeting to be held on or before December 16, 2025, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:

(a) as required for quorum purposes, in which case the Meeting shall be adjourned and not cancelled;

(b) as required or permitted under Section 4.8(3) or Section 5.4(5); or

(c) as required by Law or by a Governmental Entity

it being understood that the Corporation may not adjourn or postpone the Meeting more than once pursuant to clause (a) without the prior written consent of the Purchaser, and any adjournment shall be for the shortest period reasonably necessary.

(2) solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, at the Corporation's option, or if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms engaged by the Corporation to solicit proxies in favour of the approval of the Arrangement Resolution, it being understood that even if the Corporation receives a Superior Proposal and the Board has made a Change in Recommendation, the Corporation will continue to solicit proxies and take all steps reasonably necessary to hold the Meeting and cause the Arrangement unless and until this Agreement is terminated in accordance with its terms;

(3) provide the Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm retained by the Corporation, as reasonably requested from time to time by the Purchaser and in a form reasonably acceptable to the Purchaser;

(4) permit the Purchaser to, at the Purchaser's expense, on behalf of the management of the Corporation, directly or through a proxy solicitation services firm, actively solicit proxies in favor of the Arrangement on behalf of management of the Corporation in compliance with Law and disclose in the Circular that the Purchaser may make such solicitations;

(5) consult with the Purchaser in fixing the date of the Meeting and allow the Representatives of the Purchaser (including its outside legal counsels) to attend the Meeting;

(6) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Corporation in respect of the Arrangement Resolution;

(7) promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Corporation to any Shareholder exercising or purporting to exercise Dissent Rights, and shall cooperate and consult with the Purchaser in advance in connection with any discussions or communications with any Person in opposition to the Arrangement;

(8) not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(9) not, without the prior written consent of the Purchaser, change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Court;

(10) not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by the Shareholders for the Meeting;

(11) if the Meeting is to be held during a Matching Period, at the request of the Purchaser, promptly take all actions to adjourn or postpone the Meeting to a date specified by the Purchaser that is not later than the earlier of: (i) fifteen (15) Business Days after the date on which the Meeting was originally scheduled; and (ii) five (5) Business Days prior to the Outside Date; and

(12) at the request of the Purchaser from time to time, acting reasonably, provide the Purchaser with a list (in electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Shares, all as shown on the records of the Corporation, as of a date that is not more than five (5) Business Days prior to the date of delivery of such list; (ii) the names and holdings of all holders of Corporation Options and Corporation Warrants; and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Corporation using the procedure set forth under Securities Laws. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders entitled to vote on the Arrangement Resolution.

Unless this Agreement is terminated in accordance with its terms, the Corporation will convene and conduct the Meeting and submit the Arrangement Resolution to the Shareholders for approval at the Meeting whether or not: (a) the Board will have effected a Change in Recommendation; or (b) any Acquisition Proposal will have been publicly announced or otherwise communicated to the Board, the Corporation, any of its Subsidiaries or any of their respective Representatives.

Section 2.4 The Circular.

(1) The Corporation shall, as promptly as reasonably practicable after the date hereof, prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, including obtaining the Fairness Opinion for inclusion in the Circular, and the Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law (in any event, unless otherwise consented to by the Purchaser in writing (in its sole discretion), not later than two (2) Business Days after the Interim Order is obtained in accordance with Section 2.2), in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1).

(2) The Corporation shall ensure that the Circular complies in all material respects with the Interim Order and applicable Law and does not contain any misrepresentation (other than with respect to any information relating to the Purchaser that is furnished in writing by or on behalf of the Purchaser, for inclusion in the Circular). Without limiting the generality of the foregoing, the Circular must include: (i) summaries and copies of the Fairness Opinion; (ii) a statement that the Special Committee has received the Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Agreement and that the Board recommend that Shareholders vote in favour of the Arrangement Resolution; (iii) a statement that the Board has unanimously (with interested directors abstaining from voting), after receiving the recommendation of the Special Committee, determined that the Consideration to be received by Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation, and that the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation"); and (iv) a statement that the Supporting Shareholders have signed Voting Support Agreements requiring them to vote all of their Shares in favour of the Arrangement Resolution, subject to the terms of such agreements.

(3) The Corporation shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall incorporate any reasonable comments made by the Purchaser and its outside legal counsel, and agrees that all information relating solely to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement, must be in a form and content satisfactory to the Purchaser, acting reasonably. The Corporation shall provide the Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.

(4) The Purchaser shall provide, on a timely basis, in writing to the Corporation all information concerning the Purchaser that is required by the Interim Order or applicable Law to be included by the Corporation in the Circular or in other related documents, and shall ensure that such information does not contain any misrepresentation (it being specified that the Corporation shall not modify or omit such information provided by the Purchaser without its prior written consent).

(5) Each Party shall promptly notify the other Party if it becomes aware that the Circular contains any misrepresentation or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(6) The Corporation shall promptly notify the Purchaser upon the receipt of any correspondence with respect to the Circular, the Meeting or the Arrangement, whether written or oral, from any Securities Authority or the staff of a Securities Authority or any request from any Securities Authority or the staff of a Securities Authority for information related to the Circular, the Meeting or the Arrangement or amendments or supplements to the Circular, and shall promptly provide the Purchaser with copies of all correspondence between the Corporation and its Representatives, on the one hand, and any Securities Authority or the staff of a Securities Authority, on the other hand, with respect to such correspondence. The Corporation shall respond as promptly as reasonably practicable to any correspondence with respect to the Circular, the Meeting or the Arrangement from any Securities Authority or the staff of a Securities Authority, and shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on any such response prior to submitting it to any Securities Authority or the staff of a Securities Authority, and shall give reasonable consideration to any comments made thereon by the Purchaser and its legal counsel.

Section 2.5 Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or advisable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable and in any event no later than five (5) Business Days after the Arrangement Resolution is passed at the Meeting, or within such other period as the Parties may agree, acting reasonably.

Section 2.6 Court Proceedings.

Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Corporation seeking the Interim Order and the Final Order, including by providing to the Corporation, on a timely basis, any information regarding the Purchaser as required by applicable Law to be supplied by the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall:

(1) diligently pursue, and cooperate with the Purchaser to obtain, the Interim Order and the Final Order;

(2) provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court in connection with the Arrangement, including drafts of the Interim Order and Final Order, and give reasonable consideration to all comments of the Purchaser and its legal counsel, provided, however, that the Corporation agrees that all information relating solely to the Purchaser and its affiliates included in all such materials must be in a form and content satisfactory to the Purchaser, acting reasonably;

(3) provide outside legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Corporation or its outside legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5) not, unless required to do so under Law (in which case a copy will be provided to the Purchaser), file any materials with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement or the Arrangement;

(6) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7) not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser provides copies to the Corporation of any notice of appearance, motions or other documents supporting such submissions reasonably in advance of, and in any event not less than two (2) Business Days prior to, the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Convertible Securities

(1) Each Corporation Option and Corporation Warrant will be dealt with in accordance with the Plan of Arrangement. The Corporation will take all reasonable steps required or advisable to give effect to the foregoing.

(2) All amounts payable in respect of the Corporation Options and Corporation Warrants pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with the Plan of Arrangement.

(3) The Parties acknowledge that no deduction will be claimed in computing the taxable income under the Tax Act of the Corporation or any Person not dealing at arm's length with the Corporation in respect of any payment made pursuant to the Plan of Arrangement in respect of a Corporation Option to a holder of Corporation Options who is a resident of Canada or who is employed in Canada for purposes of the Tax Act to the extent that the deduction under paragraph 110(1)(d) of the Tax Act would otherwise be available to such holder of Corporation Options, and the Corporation and each applicable Person not dealing at arm's length with the Corporation shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act and otherwise comply with the requirements of such subsection in respect of the cash payments made in exchange for the surrender or termination of such Corporation Options; and (ii) provide evidence in writing of such election as contemplated by the Tax Act, it being understood that holders of Corporation Options will be entitled to claim any deductions available to such Persons pursuant to paragraph 110(1)(d) of the Tax Act in respect of the calculation of any benefit arising from the surrender of such Corporation Options and that the Corporation will deduct and withhold Taxes from payments to such holders of such Corporation Options for the surrender of such Corporation Options on the basis that such deduction is available. This Section 2.7(3) shall survive the Effective Date and is intended to be for the benefit of, and will be enforceable by, the holders of Corporation Options resident or employed in Canada and their respective heirs, executors, administrators and personal representatives and will be binding on the Corporation and its successors and assigns and such rights will be held by the Corporation, and any successor to the Corporation, in trust for such holders of Corporation Options; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 2.7(3) prior to the Effective Date.

Section 2.8 Articles of Arrangement and Effective Date.

(1) The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A and any amendments or variations thereto made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Corporation and the Purchaser, each acting reasonably.

(2) The closing of the transactions contemplated hereby (the "Closing"), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five (5) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in ARTICLE 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.8(2), a Party has delivered a Termination Notice pursuant to Section 4.8(3), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

(3) From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the OBCA. The Closing will take place via electronic document exchange (by email or other electronic means) unless otherwise agreed upon by the Parties.

Section 2.9 Payment of Consideration, Specified Service Provider Payments and Other Amounts.

(1) The Purchaser shall, by no later than Closing and in any event prior to the filing by the Corporation of the Articles of Arrangement with the Director, transfer or cause to be transferred to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation, the Depositary and the Purchaser, each acting reasonably) in order to satisfy (a) the aggregate Consideration payable by the Purchaser; and (b) all amounts payable in respect of the Corporation Warrants, in each case as provided for in the Plan of Arrangement.

(2) The Purchaser will, no later than the Business Day prior to the Effective Date, deposit in escrow with counsel to the Corporation sufficient funds to satisfy: (a) the aggregate Specified Service Provider Payments to be paid to each Specified Service Provider through the payroll system of the Corporation and its Subsidiaries or such other manner as the Corporation may reasonably elect with the consent of the Purchaser; (b) all amounts payable in respect of the Corporation Options such amounts to be paid in such manner as the Corporation may reasonably elect (with the consent of the Purchaser) in accordance with the Plan of Arrangement; and (c) amounts owing to Stifel Nicolaus Canada Inc. on Closing as set out in Schedule C(16) of the Disclosure Letter.

Section 2.10 Withholding Rights.

Each of the Purchaser, the Corporation, the Depositary or any other Person that makes a payment to any Person hereunder, or pursuant to the Arrangement, shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement (including any amounts payable pursuant to Section 2.7) to any Person, such amounts as it may be required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other Law relating to Taxes and remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted, withheld and remitted, such amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

Section 2.11 Adjustment to Consideration

If, on or after the date of this Agreement: (i) the Corporation sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, (ii) the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares, are changed into a different number of Shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, merger, issuer bid, exchange offer or similar transaction, or (iii) at the Effective Time, the Corporation's representations and warranties in Schedule C(7) are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Corporation.

(1) Except as set forth in the Disclosure Letter, the Corporation hereby represents and warrants to the Purchaser as set forth in Schedule C hereto and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2) The representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser.

(1) The Purchaser hereby represents and warrants to the Corporation as set forth in Schedule D and acknowledges and agrees that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

Section 4.1 Conduct of Business of the Corporation.

(1) The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws, except (a) as expressly required or permitted by this Agreement; (b) to the extent necessary to comply with Law; or (c) with the prior written consent or under the written direction, authority or control of the Purchaser or its affiliates (clauses (a) to (c) collectively, the "Specified Exemptions").

(2) Without limiting the generality of Section 4.1(1) and except pursuant to the Specified Exemptions, the Corporation covenants and agrees that, until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Corporation and its Subsidiaries (taken as a whole) and relationships with, and services of, the Corporation Service Providers (as a group), suppliers, creditors, lessors, business associates, licensors, partners, Governmental Entities and other Persons with which the Corporation or any of its Subsidiaries has business relations and comply with all of its obligations under the Material Contracts. Without limiting the generality of the foregoing, except pursuant to the Specified Exemptions, the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a) amend its Constating Documents;

(b) split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, stock or property or any combination thereof), in respect of the shares owned by any Person or the securities of any Subsidiary other than, in the case of any Subsidiary wholly-owned by the Corporation, any dividends, distributions or payments payable to the Corporation or any other wholly-owned Subsidiary of the Corporation;

(c) undertake any capital reorganization;

(d) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any of its securities;

(e) adopt a plan of liquidation or resolution providing for its liquidation or dissolution;

(f) enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders' agreement or similar relationship between the Corporation or any of its Subsidiaries and another Person;

(g) engage in any transaction with any director, officer or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates, provided, however, that the payment of any reasonable fee to any member of the Special Committee or the Board as consideration for acting in such capacity shall be permitted;

(h) issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance or create any derivative interest in, any securities of the Corporation or its Subsidiaries or other equity or voting interests, or any call rights, puts, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock or equity appreciation rights, restricted stock, pre-emptive rights, phantom equity awards or any rights that are linked to the price or the value of the Shares, except for the issuance of Common Shares issuable pursuant to Corporation Options or Corporation Warrants outstanding as of the date hereof;

(i) enter into any Contract with respect to the voting rights of any Shares;

(j) reorganize, merge, combine or amalgamate with any Person or acquire (by merger, amalgamation, consolidation, acquisition of securities, assets or otherwise), directly or indirectly, in one transaction or in a series of transactions, (i) any businesses, enterprises or properties or (ii) any assets except for property and equipment, right-of-use assets or intangible assets acquired in the Ordinary Course;

(k) reduce the stated capital of any shares in the capital of the Corporation;

(l) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of, lose the right to use, surrender or encumber or otherwise transfer or dispose of, directly or indirectly, any of its assets, securities, properties, interests or businesses, except (i) in the Ordinary Course, or (ii) in respect of obsolete assets;

(m) (i) sell, assign, transfer, abandon, permit to lapse or expire, license or sublicense, subject to any Lien (other than Permitted Liens), or otherwise dispose of any Intellectual Property, other than the expiration of any registered Intellectual Property at the end of its maximum statutory term; (ii) disclose any trade secrets of the Corporation, other than pursuant to a written confidentiality and non-disclosure agreement entered into in the Ordinary Course; (iii) disclose any other confidential information material to the operation of the Corporation, other than pursuant to a written confidentiality and non-disclosure agreement entered into in the Ordinary Course; or (iv) deliver, license or make available any source code;

(n) create or incur any Lien against any asset or properties of the Corporation or its Subsidiaries (other than Permitted Liens);

(o) prepay any long-term indebtedness (whether on account of borrowed money or otherwise) before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation, issue any debt securities, in each case other than in connection with (i) indebtedness owed by one Subsidiary of the Corporation to the Corporation or another Subsidiary of the Corporation or by the Corporation to another Subsidiary of the Corporation, or (ii) repayments in the Ordinary Course under the Corporation's or any Subsidiary's existing credit facilities;

(p) commence, cancel, waive, release, assign, settle, satisfy, pay or compromise any claim (other than insured claims), charge or right, litigation, action, arbitration proceeding, audit or investigation (including with any Governmental Entity) (i) relating to the assets or the business of the Corporation or any of its Subsidiaries, in excess of an aggregate amount of $50,000 or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement; or (ii) brought by any present, former or purported holder of securities of the Corporation or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(q) make or forgive any loan or advance to, make any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, including any officer, director, employee, agent or consultant of the Corporation or a Subsidiary, or change its existing borrowing or lending arrangements for or on behalf of any such Person;

(r) enter into any interest rate, currency (other than foreign exchange agreements), equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(s) make any material change in the Corporation's methods of accounting, except as required by applicable Law, pursuant to written instructions, comments or orders of a Securities Authority or as required by IFRS;

(t) (i) grant or accelerate, increase, decrease or otherwise amend any rate of wages, salaries, bonuses, compensation, payment, award, remuneration or other benefit payable to, or for the benefit of, any Corporation Service Provider; (ii) make any incentive, bonus or profit sharing distribution or similar payment of any kind; (iii) hire, engage, furlough, temporarily lay off or terminate (other than for cause in compliance with applicable Law) the employment or service of any Corporation Service Provider (other than to replace any current Corporation Service Provider earning an annual base compensation less than $100,000; provided that the annual base compensation for such replacement Corporation Service Provider does not exceed $125,000); (iv) grant any new rights of indemnification, retention, severance, change of control, bonus or termination pay to, or enter into any new employment agreement, indemnity agreement, deferred compensation or bonus compensation agreement (or amend such existing agreement) with, any Corporation Service Provider; or (v) take or propose any action to effect any of the foregoing;

(u) except as required by Law or as otherwise provided in this Agreement: (i) adopt, establish, commence participation in, enter into, modify, amend or terminate any Employee Plan or Contract with a Corporation Service Provider (except in accordance with a Termination and Release Agreement), including any benefit or compensation plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect on the date hereof; (ii) make any loan to any Corporation Service Provider; (iii) waive, release or condition any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any Corporation Service Provider; or (iv) take or propose any action to effect any of the foregoing;

(v) waive, release or condition any material non-compete, non-solicit, non-disclosure, confidentiality, standstill or other restrictive covenant owed to the Corporation or any Subsidiary by any Person other than a Corporation Service Provider;

(w) amend or modify in any respect, or terminate or waive any right under, any Material Contract except for immaterial amendments in the Ordinary Course, or enter into any Contract that involves aggregate expenditures by or obligations of the Corporation and/or any Subsidiary in excess of $50,000 or that would be a Material Contract if in effect on the date hereof, or fail to enforce any breach of any Material Contract of which it becomes aware, or breach or violate or be in default under any Material Contract, except, in each case, for breaches and violations that do not materially impact the Corporation or any of its Subsidiaries or which would not be or would not reasonably be expected to be materially adverse to the Corporation or any of its Subsidiaries, or the entering into of any Contract with suppliers, customers, distributors and agents relating to the supply of goods or the sale of inventory or license of products or services by the Corporation or any of its Subsidiaries, in each case, in the Ordinary Course;

(x) enter into an agreement that could result in the payment by the Corporation or any of its Subsidiaries of a finder's fee, success fee or other similar fee in connection with the Arrangement or the other transactions contemplated in this Agreement;

(y) make or amend any material Tax election, settle or compromise any material Tax claim, assessment, reassessment or liability, amend any Tax Return, fail to pay any Taxes when due, including any installments on account of Taxes, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter, or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes, except in each case in the Ordinary Course;

(z) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations, or fail to pursue with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(aa) negotiate, modify, extend, terminate, or enter into any Labour Agreement, or recognize or certify any labour union, labour organization, works council, or group of employees as the bargaining representative for any employees of the Corporation or its Subsidiaries;

(bb) except as contemplated in Section 4.9 and except for scheduled renewals in the Ordinary Course, cancel, amend, modify or terminate, or permit any of the foregoing in relation to, any material insurance (or re-insurance) policy of the Corporation or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policy for substantially similar premiums are in full force and effect, provided that, other than in accordance with Section 4.9, neither the Corporation nor any Subsidiary shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

(cc) waive, release, abandon, let lapse, grant or transfer any material right under, or amend, modify or change in any material respect, any existing material license or right to use the Intellectual Property of a third party except in each case in the Ordinary Course;

(dd) except in accordance with the exploration program set out in Schedule 4.1(2)(dd) of the Disclosure Letter or as expressly agreed by the Purchaser in writing, undertake any development related activities in relation to the Imbo Project or any other Corporation Real Property;

(ee) make any public filings detailing new or materially modified plans or steps for development and operation of the Imbo Project, including as to mine design and stakeholder engagement;

(ff) take any action or fail to take any action that would result in the termination, variance or relinquishment of any Corporation Real Property or Corporation Surface Access Rights;

(gg) except in accordance with the exploration program set out in Schedule 4.1(2)(dd) of the Disclosure Letter or as expressly agreed by the Purchaser in writing, make or incur any capital expenditure or commit to make future capital expenditures without the prior written consent of the Purchaser, which consent may be unreasonably withheld or conditioned by the Purchaser in its sole discretion;

(hh) knowingly: (i) take any action; (ii) permit any inaction; or (iii) enter into any transaction that, in each case, could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Corporation or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Corporation any of its Subsidiaries (or any of their respective successors);

(ii) take any action or omit to take any action that is reasonably likely to result in any of the conditions set forth in ARTICLE 6 not being satisfied; or

(jj) authorize, agree, resolve or otherwise commit to do any of the foregoing.

(3) If requested by the Purchaser, the Corporation shall provide the Purchaser with access to full and complete copies of all exploration information and data under the Corporation's control relating to the Imbo Project.

(4) The Corporation shall provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of exploration results or other technical information prior to such disclosure, and give reasonable consideration to any comments made on such proposed public disclosure by the Purchaser or its legal counsel, subject to the Corporation's obligation to make disclosure in accordance with Securities Laws and other applicable Laws.

Section 4.2 Performance of Obligations.

(1) Subject to Section 4.4 (which shall govern in relation to Regulatory Approvals), the Corporation shall, and shall cause its Subsidiaries to, perform all obligations required or advisable to be performed by the Corporation or its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to:

(a) use its reasonable best efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.2 and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b) use all commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required or reasonably requested by the Purchaser in connection with the transactions contemplated by this Agreement (including those required under the Material Contracts or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement), in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser;

(c) use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement;

(d) use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or this Agreement;

(e) use its commercially reasonable efforts not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement;

(f) not authorize, approve or adopt any shareholder rights plan or enter into any agreement providing therefor;

(g) use its reasonable commercial efforts to maintain the listing of the Common Shares on the TSX;

(h) use its reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designation) not in default under the securities legislation in force in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan;

(i) promptly provide to the Purchaser, prior to filing or issuance of the same, any proposed news release or material change report, subject to the Corporation's obligations under Laws to make continuous and timely disclosure of material information, and the Purchaser agrees to keep such information confidential until it is filed;

(j) pay all premiums in respect of its insurance policies that become due prior to the Effective Date;

(k) (i) prepare, in a manner consistent, in all material respects, with past practice, except as otherwise required by Law, and duly and timely file all Tax Returns required to be filed by it on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Tax Returns for its most recent financial year end) and ensure that all such Tax Returns are true, complete and correct in all material respects; and (ii) timely pay all material Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the Financial Statements); and

(l) not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or which would diminish the value of the Corporation and its Subsidiaries (taken as a whole) or the assets of the Corporation and its Subsidiaries in any way, in each case, except as permitted by this Agreement.

(2) The Corporation shall promptly notify the Purchaser of:

(a) any Material Adverse Effect;

(b) the resignation or termination of any Corporation Service Provider that is part of the senior management of the Corporation or a Subsidiary;

(c) any notice or other communication from any Person alleging (i) that the consent, waiver or approval of such Person is required in connection with this Agreement or the Arrangement, or (ii) such Person is terminating or otherwise adversely modifying a Material Contract as a result of the Arrangement or this Agreement;

(d) any notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e) any Action commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Schedule C(22)(a) or that relate to this Agreement or the Arrangement.

(3) In the event the Corporation requires any additional funding to satisfy its obligations between the date of this Agreement and the Effective Time, the Parties shall, subject to compliance with Law, work in good faith together to fulfil such funding obligations. Notwithstanding the foregoing: (a) no Party shall be expected to take any action under this Section 4.2(3) that will prevent or delay the completion of the Arrangement; and (b) any funding to be advanced by the Purchaser (or any affiliate thereof) to the Corporation or any Subsidiary thereof shall be subject to the entering into of funding documentation in form satisfactory to the Purchaser, acting reasonably.

Section 4.3 Advances; Security against an Advance

Subject to Section 7.4(12), the Purchaser shall deposit or cause to be deposited with the Corporation (upon receipt of a written direction from the Corporation) refundable advances as follows:

(1) an amount equal to US$1,000,000 within three (3) Business Days of the date of this Agreement;

(2) an amount equal to US$1,000,000 within 30 days following the date of this Agreement; and

(3) an amount equal to US$1,000,000 within 60 days following the date of this Agreement.

(collectively, the "Advances" and each such payment an "Advance"). The Advances shall be used in connection with the exploration program set out in Schedule 4.1(2)(dd) of the Disclosure Letter and for general corporate purposes. It is expressly agreed to by the Parties that no portion of any Advance shall be further advanced to or used toward the business of [name redacted], other than to satisfy the obligations under the consulting agreements for services offered to [name redacted] set out in Schedule 4.1(2)(dd) of the Disclosure Letter.  Furthermore, on or before Closing, the Corporation shall use a portion of the Advances to satisfy in full all retention allowances and amounts owing under the consulting agreements set out in Schedule 4.1(2)(dd) of the Disclosure Letter.

Section 4.4 Regulatory Approvals

(1) Each Party shall, and shall cause its affiliates to, use its commercially reasonable efforts to obtain any required Regulatory Approvals as soon as is reasonably practicable after the date of this Agreement.

(2) For the purposes of obtaining the Regulatory Approvals, the Parties will furnish one another or the applicable Governmental Entity with such information and assistance as each other Party or Governmental Entity may reasonably request in order to obtain a Regulatory Approval.

(3) In the event that the Corporation or its any Subsidiary, or their respective directors, officers or advisors, receives any query, letter, investigation, request for information or other similar requests from any Governmental Entity, the Corporation shall promptly notify the Purchaser and its legal counsel of such discussion in full and accurate details (including all written correspondences or documents received from the Governmental Entity). The Corporation shall provide the Purchaser with a reasonable opportunity to review (and if demanded by the Purchaser, participate in the preparation of) any materials, responses or correspondences addressed to such Governmental Entity, and shall take into account all reasonable comments raised by the Purchaser; provided, however, that any information, data, or description related to the Purchaser or its affiliates must be reviewed and approved by the Purchaser (acting reasonably) before submission to the Governmental Entity. For the avoidance of doubt, all requests and inquiries from any Governmental Entity will be dealt with by the Parties in consultation with one another.

(4) With respect to obtaining the Regulatory Approvals, the Parties will:

(a) promptly notify one another of substantive written or oral communications of any nature from a Governmental Entity relating to any Regulatory Approvals, provide the other Party with copies thereof and include the other Party on such substantive communications, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel or expert with any other Person;

(b) not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed;

(c) respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Entity in respect of any Regulatory Approvals;

(d) permit the other Party to review in advance any proposed substantive written communications of any nature with a Governmental Entity in respect of any Regulatory Approvals, give due consideration to any comments and suggestions received from such other Party and provide the other Party with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other Party and, except as may be required by Law, will not be shared by such counsel or expert with any other Person; and

(e) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in respect of any Regulatory Approval, unless (and subject to applicable Law) it consults with the other Party in advance and gives the other Party the opportunity to attend and participate at such meeting or discussion (except where a Governmental Entity expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively sensitive information may be discussed, in which case, with respect to meetings and discussions with such applicable Governmental Entity, every effort will be made to allow external legal counsel to participate).

(5) All filing fees and applicable Taxes in respect of any filing made with a Governmental Entity in order to obtain the Regulatory Approvals will be borne equally by the Parties.

(6) Notwithstanding anything to the contrary contained in this Agreement, the Purchaser is under no obligation to take any steps or actions that would, in its sole discretion, materially affect the Purchaser's right to own, use or exploit its business, operations or assets, or those of its affiliates, the Corporation or any Subsidiary, or to negotiate or agree to the sale, divestiture or disposition by the Purchaser of its business, operations or assets or those of its affiliates, the Corporation or any Subsidiary, by consent decree or otherwise, or to any form of material behavioural remedy, including an interim or permanent hold separate order.

Section 4.5 Access to Information; Confidentiality.

(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contract, the Corporation shall, and shall cause its Subsidiaries to give to the Purchaser and its Representatives, upon reasonable prior notice, reasonable access to its and its Subsidiaries' personnel, Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of the Corporation or its Subsidiaries as the Purchaser or its Representatives may from time to time reasonably request for any reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the conduct of the business of the Corporation or its Subsidiaries. In addition to the foregoing, from the date hereof until the earlier of the Effective Time and the termination of this Agreement, the Corporation and its Subsidiaries shall grant the Purchaser and its Representatives access to the Corporation Real Property (and accessible areas therein) at such time and times as is reasonably requested by the Purchaser. Without limiting the generality of the foregoing, from the date hereof until the earlier of the Effective Time and the termination of this Agreement, the Corporation and its Subsidiaries shall grant the Purchaser and its Representatives such access to the Corporation Real Property (and accessible areas therein) as the Purchaser may reasonably require to validate the Corporation's compliance with the exploration program set out in Schedule 4.1(2)(dd) of the Disclosure Letter.

(2) The Corporation shall deliver to the Purchaser the list required under Schedule C(28)(t) within 10 Business Days from the date of this Agreement in such form as is reasonably satisfactory to the Purchaser.

(3) This Section 4.5 shall not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary "clean-room" arrangements.

(4) Each Party shall treat, and shall cause their respective Representatives to treat, all information furnished by the other Party or any of its Representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 4.6 Privacy Matters

(1) For the purposes of this Section 4.6, "Transaction Personal Information" means the Personal Information transferred, disclosed or conveyed to one Party or any of its Representatives (a "Recipient") by or on behalf of another Party (a "Transferor") as a result of or in conjunction with the Arrangement, and includes all such Personal Information transferred, disclosed or conveyed to the Recipient prior to the execution of this Agreement.

(2) Each Transferor acknowledges and confirms that the transfer, disclosure, communication or conveyance of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement. The Parties agree that the primary purpose or result of the transactions contemplated herein is not the purchase, sale or other acquisition or disposition, or lease of Personal Information.

(3) In addition to its other obligations hereunder, the Recipient covenants and agrees to, prior to the completion of the Arrangement:

(a) collect, use and disclose the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement;

(b) where required by applicable Law (including Privacy Laws), not communicate Transaction Personal Information without the consent of the individual concerned, unless authorized to do so by applicable Law;

(c) protect and safeguard the confidentiality of the Transaction Personal Information using security safeguards appropriate to the sensitivity of the Transaction Personal Information and in accordance with applicable Privacy Laws;

(d) within a reasonable time, return to the Transferor or destroy the Transaction Personal Information, at the option of the Recipient, should the Arrangement not be completed; and

(e) where required by applicable Law, securely destroy the Transaction Personal Information when it is no longer necessary for concluding the Arrangement.

(4) Should the Arrangement be completed, in addition to their other obligations hereunder, following the completion of the Arrangement, the Recipient and Transferor covenant and agree to:

(a) use and disclose the Transaction Personal Information solely for the purposes for which the information was collected, permitted to be used or disclosed before the Arrangement was completed, unless the Recipient provides notice and/or obtains consent, in accordance with applicable Law, to use or disclose the Transaction Personal Information for other purposes, or the use or disclosure of the Transaction Personal Information is otherwise required or permitted by applicable Law;

(b) protect the Transaction Personal Information by security safeguards appropriate to its sensitivity;

(c) give effect to withdrawals of consent to collect, use or disclose the Transaction Personal Information, subject to and in accordance with applicable Law; and

(d) where required by applicable Law, either the Recipient or the Transferor shall within a reasonable time after the Arrangement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Arrangement has been completed and that their Personal Information has been disclosed to and is now held by the Recipient because of the Arrangement.

Section 4.7 Public Communications.

(1) The Parties shall cooperate in the preparation of presentations, if any, to Securityholders regarding the Arrangement. Except as required by Law, a Party or its relevant affiliate must not issue any press release or make any other public statement, filing or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Corporation must not make any filing with any Governmental Entity (other than as contemplated in Section 2.2, Section 2.3, Section 2.4, Section 2.5, Section 2.6, Section 2.7, Section 2.8, Section 4.2 or Section 4.4 or as required by Law) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required by Law to make disclosure with respect to the Arrangement or this Agreement shall do so in accordance with the terms of the Confidentiality Agreement, including by giving the other Party prompt prior oral or written notice at least one (1) Business Day in advance, and a reasonable opportunity for it and its outside legal counsel to review and comment on the disclosure and filing (other than with respect to confidential information of the disclosing Party contained in such disclosure or filing). The Party making such disclosure required by Law shall give reasonable consideration to any comments made by the other Party or its outside legal counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. None of the foregoing shall prevent (i) the Parties, including affiliates, from having discussions with their respective securityholders and other stakeholders so long as such discussions are limited to and consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties, and (ii) the Purchaser or it affiliates from reporting on or disclosing the status and terms (including price terms) of this Agreement and the transactions contemplated hereby on a confidential basis to its current and prospective direct or indirect limited partners or from otherwise providing general information about the subject matter of this Agreement in connection with its fundraising, marketing, informational or reporting activities.

(2) The Parties shall issue a joint press release promptly following the execution of this Agreement, with text and timing of the announcement to be approved by the Parties in advance, each acting reasonably.

(3) The Corporation shall provide reasonable opportunity for the Purchaser and its outside counsel to review and comment on any disclosure or filing made pursuant to Securities Laws not otherwise referred to in Section 4.7(1). The Corporation shall incorporate all reasonable comments made by the Purchaser or its outside counsel prior to making such disclosure or filing, provided that all information relating solely to the Purchaser (or its affiliates) must be in a form and content satisfactory to the Purchaser, acting reasonably; provided further that the Purchaser agrees to review and provide any comments in a timely manner so as to not unreasonably delay or cause to be delayed the making of such disclosure or filing. For the avoidance of doubt, any disclosure of filing (whether made pursuant to Section 4.6(1) or Section 4.6(3) above) referring to or including information, description or data related to the Purchaser or its affiliates shall be subject to the Purchaser's prior written consent (not to be unreasonably withheld or delayed).

(4) Except as may be required by Law, prior to making any written or oral communications to any employee, independent contractor or any director of the Corporation or a Subsidiary pertaining to compensation or benefit matters that are affected by the Arrangement, the Corporation will provide the Purchaser with a copy of the intended communication, the Purchaser will have a reasonable period of time (at least one (1) Business Day) to review and comment on the communication, the Corporation will take into account all reasonable comments made by the Purchaser, and the Purchaser and the Corporation will cooperate in providing any such mutually agreeable communication.

Section 4.8 Notice and Cure Provisions.

(1) Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under this Agreement.

(2) Notification provided under Section 4.8(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by any Party to provide notification pursuant to Section 4.8(1) shall not be considered in determining whether any condition in Section 6.2, Section 6.3(1) or Section 6.3(2) has been satisfied.

(3) The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] and the Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser], unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice (a "Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any wilful breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties agree otherwise, the Corporation shall postpone or adjourn the Meeting or delay making the application for the Final Order, or both, to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

Section 4.9 D&O Insurance and Indemnification.

(1) Prior to the Effective Time, the Corporation shall use its commercially reasonable efforts to and, if the Corporation is unable to after using commercially reasonable efforts, the Purchaser shall cause the Corporation to, as of the Effective Time, obtain and fully pay the premium for the extension of the directors' and officers' liability coverage of the Corporation's and its Subsidiaries' existing directors' and officers' insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation's current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors' and officers' liability insurance ("D&O Insurance"), and with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation's and its Subsidiaries' existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby); provided that the cost of such run off insurance policies or other policies contemplated pursuant to this Section 4.9(1) shall not exceed 200% of the current annual premium for the Corporation's D&O Insurance.

(2) Without prejudice to any terms or conditions under each Termination and Release Agreement, the Purchaser shall, from and after the Effective Time, cause the Corporation or the applicable Subsidiary to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries under the Corporation's D&O Insurance and the Corporation's by-laws, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms.

(3) If the Purchaser, the Corporation or any of its Subsidiaries or any of their respective successors or assigns following the Effective Time (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, proper arrangements shall be made so as to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser, the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9.

(4) This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of the Corporation and the Subsidiaries and their respective heirs, executors, administrators and personal representatives (the "Indemnified Persons") and shall be binding on the Purchaser, the Corporation and their respective successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

Section 4.10 Transaction Litigation.

The Parties will use their respective reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any order of a Governmental Entity that results from any shareholder litigation against the Parties or any of their respective directors or officers relating to this Agreement or the Arrangement; provided that in the event that any shareholder litigation related to this Agreement or the Arrangement is brought, or, to the knowledge of the Corporation, threatened in writing, against the Corporation or any members of the Board after the date of this Agreement and prior to the Effective Time ("Transaction Litigation") (a) the Corporation will promptly notify the Purchaser of any such Transaction Litigation and will keep the Purchaser reasonably informed with respect to the status thereof; (b) the Corporation will give the Purchaser the opportunity to participate in the defense of any Transaction Litigation; and (c) the Corporation will not settle or agree to settle any Transaction Litigation without the Purchaser's prior written consent.

Section 4.11 Pre-Acquisition Reorganization.

(1) Subject to Section 4.11(3), the Corporation agrees that, upon the reasonable written request by the Purchaser, the Corporation shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to: (i) effect such reorganizations of the Corporation's or its Subsidiaries' business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably, including amalgamations, continuances, wind-ups, distributions, contributions, sales, intercompany loans or the refinancing thereof, and any other transaction (each a "Pre-Acquisition Reorganization"); (ii) cooperate with the Purchaser and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which any Pre-Acquisition Reorganizations might most effectively be undertaken; and (iii) cooperate with the Purchaser and its advisors to seek to obtain consents or waivers which might be required from the Corporation's lenders in connection with any Pre-Acquisition Reorganization, if any, provided that any costs, fees or expenses associated with any of the foregoing shall be at the Purchaser's sole expense.

(2) Without limiting the generality of the foregoing, the Corporation acknowledges that the Purchaser may enter into transactions (the "Bump Transactions") designed to step up the Tax basis in certain capital property of the Corporation for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser. The Corporation also agrees, to the extent that there is a change in Law that would preclude the Purchaser from completing, or that would have the effect of denying the Purchaser the expected benefit from, any Bump Transactions, to amend the Plan of Arrangement as necessary to effect any Bump Transactions, subject to the limitations described above in this Section 4.11, on the basis that such amendment is a Pre-Acquisition Reorganization, and provided that such amendment does not require the approval of the Securityholders.

(3) The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization unless the Corporation, acting reasonably, determines that such Pre-Acquisition Reorganization:

(a) does not adversely affect the interests of the Corporation, any of its Subsidiaries or the Securityholders in any material respect and is not otherwise prejudicial to the Corporation, any of its Subsidiaries or the Securityholders;

(b) does not reduce or modify the consideration to be received under the Arrangement by any securityholder of the Corporation;

(c) can be unwound in the event the Arrangement is not consummated without adversely affecting the Corporation or any of its Subsidiaries, or their respective securityholders, as applicable, in any material respect;

(d) does not interfere with the ongoing operations of the Corporation or its Subsidiaries in any material respect;

(e) does not require the Corporation to obtain the approval of the Shareholders;

(f) does not materially impair, prevent or materially delay the consummation of the Arrangement;

(g) is effected as closely as is reasonably practicable prior to the Effective Time;

(h) does not result in any breach by the Corporation or any of its Subsidiaries of any Material Contract or any Contract with a Governmental Entity, Authorization, Constating Document or Law;

(i) does not require the Corporation or its Subsidiaries to take any action that could reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Securityholders greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.11; and

(j) shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions to the Closing in its favour under this Agreement and shall have confirmed in writing that it is prepared, and able to promptly and without condition proceed to effect the Arrangement.

(4) The Purchaser hereby waives any breach of a representation, warranty or covenant by the Corporation, where such breach is a direct result of an action taken by the Corporation or a Subsidiary pursuant to an express request by the Purchaser in accordance with this Section 4.11

(5) The Purchaser shall provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Corporation shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain approval of Shareholders (other than as properly put forward and approved at the Meeting)), to give effect to such Pre-Acquisition Reorganization.

(6) If the Arrangement is not completed, the Purchaser shall (i) forthwith reimburse the Corporation for all costs and expenses, including reasonable legal fees, disbursements and Taxes incurred by the Corporation and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify and hold harmless the Corporation, its Subsidiaries and their respective directors, officers, employees, agents and representatives from and against any and all liabilities, losses (including, for certainty, the fair value of any utilized or lost Tax attributes), damages, claims, costs, expenses, interest, awards, judgements, Taxes and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with other provisions of this Section 4.11), and, at the discretion of the Corporation, any reversal or unwinding of any Pre-Acquisition Reorganization. Notwithstanding anything to the contrary herein, the obligations of the Purchaser in this Section 4.11 shall survive the termination of this Agreement.

Section 4.12 Board Matters.

Prior to the Effective Time, the Corporation shall use commercially reasonable efforts to cause, and cause its Subsidiaries to cause, all: (a) directors of the Corporation and its Subsidiaries; and (b) Corporation Service Providers of the Corporation, to:

(i) provide resignations from such positions effective as at the Effective Time;

(ii) enter into mutual releases with each such officer and director of all claims against the other, in form satisfactory to the Purchaser (acting reasonably);

(iii) enter into releases with each Person that is not an officer and director of all claims against the Corporation and its Subsidiaries, as applicable, in form satisfactory to the Purchaser (acting reasonably); and

(iv) in the case of the directors and officers of the Corporation, enter into indemnification agreements providing indemnification as permitted under the OBCA in form satisfactory to the Purchaser (acting reasonably).

The Parties agree that the resignations and releases contemplated by this Section 4.12(i),(ii) and (iii) as they relate to Specified Service Providers shall be set out in the applicable Termination and Release Agreement.  In addition to the foregoing, prior to the Effective Time, the Corporation shall cause all Specified Service Providers (who have not entered into a Termination and Release Agreement as of the date hereof) to enter into a Termination and Release Agreement.

Section 4.13 Stock Exchange Delisting and Reporting Issuer Status.

Prior to the Effective Time, the Corporation will cooperate with the Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Securities Laws to enable: (a) the delisting by the Corporation of the Shares from the TSX and the Frankfurt Stock Exchange; (b) the withdrawal of the trading of the Shares on the OTCQX market; and (c) the Corporation to cease to be a reporting issuer in each of the provinces in which it is a reporting issuer as of the date of this Agreement and to cease to be a registrant with the United States Securities and Exchange Commission, in each case, as promptly as practicable after the Effective Time.

Section 4.14 Alternative Transaction.

(1) If:

(a) the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (including a takeover bid or amalgamation) whereby the Purchaser or an affiliate of the Purchaser would effectively acquire all of the Shares or all or substantially all of assets of the Corporation within approximately the same time period (other than such additional time as is reasonably necessary in connection with any filings required under Securities Laws) on economic terms and other terms and conditions (including Tax treatment) and having consequences to the Corporation and the Securityholders that are substantially equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"); and

(b) the Corporation concludes, acting reasonably, that no action required to be taken in connection with such Alternative Transaction (and not required to be taken in connection with the Arrangement) prior to the consummation thereof would constitute a Material Adverse Effect, and such Alternative Transaction will not in any way reduce the Consideration due to the Securityholders pursuant to the Arrangement, the Corporation shall cooperate with and support the completion of such Alternative Transaction and the actions incident thereto in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

(2) In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be deemed to have been made in the context of the Alternative Transaction, and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation.

(1) Except as expressly provided in this ARTICLE 5, or to the extent the Purchaser has otherwise consented in writing, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and its Subsidiaries' Representatives not to, directly or indirectly):

(a) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Corporation may (i) provided that a copy of such communication is provided in advance to the Purchaser, communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board (or the relevant committee thereof) has determined that their Acquisition Proposal does not constitute a Superior Proposal;

(c) make a Change in Recommendation; or

(d) accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser or any of its affiliates) in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement or as otherwise permitted in this ARTICLE 5).

(2) Except as expressly provided in this ARTICLE 5, the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities with any Person (other than with the Purchaser, its affiliates or their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a) discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Data Room, any confidential information, properties, facilities and Books and Records; and

(b) promptly (and in any event within two (2) Business Days after the date of this Agreement), request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided to any Person (other than the Purchaser, its affiliates and their respective Representatives) in respect of a possible Acquisition Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, in each case provided to any Person (other than the Purchaser, its affiliates and their respective Representatives), to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are complied with and rights exercised.

(3) The Corporation represents and warrants that since January 1, 2025, other than with respect to agreements involving the Purchaser or its affiliates, it has not waived any confidentiality, standstill or similar agreement, restriction or covenant to which the Corporation or any of its Subsidiaries is a party, and the Corporation covenants and agrees that (a) the Corporation shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Corporation or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and (b) neither the Corporation nor any of its Subsidiaries, nor any of their respective Representatives, have released or will, without the prior written consent of the Purchaser (which may be withheld, conditioned or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Corporation, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3 (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2 Notification of Acquisition Proposals.

(1) If the Corporation or any of its Subsidiaries, or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any Subsidiary in connection with any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, the Corporation shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, which notice shall include a copy of the Acquisition Proposal, inquiry, proposal or offer and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request.

(2) The Corporation shall keep the Purchaser promptly and fully informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material documents and material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Corporation by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request. Without limiting the foregoing, the Corporation will promptly (and in any event within 24 hours) notify the Purchaser orally and in writing if it determines to begin providing information or to engage in discussions or negotiations relating to an Acquisition Proposal pursuant to this ARTICLE 5. The Corporation will, subject to applicable restrictions under Law, prior to or concurrent with the time it is provided to any Persons, provide to the Purchaser any non-public information concerning the Corporation or any of its Subsidiaries that the Corporation provided to any Person in connection with any Acquisition Proposal which was not previously provided to the Purchaser.

Section 5.3 Responding to an Acquisition Proposal.

(1) Notwithstanding Section 5.1 and any other provision of this Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives a request for material non-public information, or to enter into discussions, from a Person or group of Persons that proposes to the Corporation an unsolicited Acquisition Proposal, then the Corporation may (i) provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records to such Person or group of Persons and their respective Representatives and/or (ii) participate in discussions or negotiations with, the Person or group of Persons making such request, if and only if:

(a) prior to the taking of such action, the Board first determines (based upon, inter alia, the recommendation of the Special Committee) in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Law and has provided the Purchaser with written confirmation thereof;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.3(1));

(c) the Corporation has been, and continues to be, in compliance with its obligations under this ARTICLE 5 in all material respects and the directors and executive officers that are Supporting Shareholders have been and continue to be in compliance with their respective obligations under their Voting Support Agreements;

(d) prior to providing any such copies, access, or disclosure, the Corporation enters into an Acceptable Confidentiality Agreement and, provides a copy of such executed agreement to the Purchaser promptly following its execution and before any confidential information is provided to any such Person; and

(e) any such information provided to such Person shall have already been (or is simultaneously) provided to the Purchaser.

Section 5.4 Right to Match.

(1) If, prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide written Acquisition Proposal that (A) was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of ARTICLE 5, and (B) constitutes a Superior Proposal, the Board may (based upon, inter alia, the recommendation of the Special Committee), subject to compliance with Section 7.2(3)(b), enter into a definitive agreement or make a Change in Recommendation with respect to such Superior Proposal, if and only if:

(a) the Corporation has been, and continues to be, in compliance with its obligations under this ARTICLE 5 in all material respects;

(b) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be considered to be such a restriction);

(c) the Corporation has delivered to the Purchaser a written notice of the determination of the Board, in good faith after consultation with its financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes a Superior Proposal; (ii) the failure to take the relevant action would be inconsistent with its fiduciary duty under Law; (iii) adequate arrangements have been made by the Person making the Superior Proposal to ensure that the required funds will be available to complete the Superior Proposal and pay the Termination Fee; and (iv) of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal and/or make a Change in Recommendation, as applicable, together with (I) the identity of the Person(s) making the Superior Proposal, (II) a true and complete copy of the form of definitive agreement in respect of the Superior Proposal and all material ancillary documents, including financing commitments, containing material terms and conditions of the Superior Proposal, and (III) a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (all such deliveries, collectively, the "Superior Proposal Notice") (it being agreed that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that the Corporation is required to make under Law will constitute a Change in Recommendation unless and until the Corporation will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute Change in Recommendation) to publicly announce that it (i) is recommending the Arrangement and (ii) has determined that such other Acquisition Proposal (taking into account (x) any modifications or adjustments made to the Arrangement agreed to by the Purchaser in writing and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal);

(d) the Acquisition Proposal (and any agreement(s) related thereto) do not obligate or permit the Corporation, or any of its Representatives, to provide any "hello", "break", termination or other fees or options or rights to acquire assets or securities of the Corporation or any of its Subsidiaries unless and until this Agreement is terminated in accordance with its terms;

(e) at least ten (10) full Business Days (the "Matching Period") have elapsed from the date on which the Purchaser received the Superior Proposal Notice;

(f) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board and the Corporation shall have fulfilled their obligations under Section 5.4(2);

(g) after the Matching Period, the Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) after consultation with outside legal counsel that the failure to take the relevant action would be inconsistent with its fiduciary duties under Law; and

(h) prior to or concurrently with entering into such definitive agreement or making such Change in Recommendation, the Corporation terminates this Agreement pursuant to Section 7.2(3)(b) and pays in full to the Purchaser the Termination Fee.

(2) The Corporation acknowledges and agrees that, during the Matching Period, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. During the Matching Period: (a) the Board shall review any offer made by the Purchaser under this Section 5.4(2) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement or the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new Matching Period from the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Corporation.

(4) At the written request of the Purchaser, the Board shall promptly reaffirm the Board Recommendation (based upon, inter alia, the recommendation of the Special Committee) by press release after: (i) any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed, (ii) the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal or (iii) the Purchaser, acting reasonably, requests that the Board make such reaffirmation. The Corporation shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5) If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than ten (10) Business Days before the Meeting, the Corporation shall be permitted to, and shall upon request from the Purchaser, adjourn or postpone the Meeting to a date that is not more than ten (10) Business Days after the scheduled date of the Meeting, but in any event the Meeting shall not be adjourned or postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(6) Nothing in this Agreement shall prohibit the Board from complying with its obligations under Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal. Further, nothing in this Agreement shall prevent the Board from making any disclosure to the Shareholders if the Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under Law; provided, however, that the Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1) and provided further that (i) the Corporation shall provide the Purchaser and its counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by the Purchaser and its counsel and (ii) any disclosure made in accordance with this Section 5.4(6) includes the Board Recommendation without any modification or qualification thereof and does not contain a Change in Recommendation or any other statements by or on behalf of the Board which would reasonably be expected to have the same effect as a Change in Recommendation. In addition, nothing contained in this Agreement shall prevent the Corporation or the Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the OBCA or ordered to be held by a court in accordance with applicable Laws. For certainty, where the Board makes a Change in Recommendation and the Purchaser does not exercise its right of termination pursuant to Section 7.2(4)(b) prior to the Meeting, the Corporation shall hold the Meeting on the date for which such Meeting is scheduled (subject to adjournment or postponement in accordance with Section 5.4(5)).

(7) Any violation of the restrictions set forth in this Section 5.4 by the Corporation's Subsidiaries or the Corporation's or its Subsidiaries' respective Representatives shall be deemed to be a breach of this Section 5.4 by the Corporation.

ARTICLE 6
CONDITIONS

Section 6.1 Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1) Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(2) Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise.

(3) Governmental Order. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement or any of the other transactions contemplated in this Agreement.

(4) Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the OBCA in accordance with the Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

(5) Specified Service Provider Payments and Option Payments. The Corporation and the Purchaser shall have provided an irrevocable direction to counsel of the Corporation to pay from the funds held in escrow pursuant to Section 2.9(2), to the Corporation: (a) the Specified Service Provider Payments owed to each of the Specified Service Providers pursuant to the amounts set out in Schedule 1.1(iii) of the Disclosure Letter; and (b) all amounts payable in respect of the Corporation Options as provided for in the Plan of Arrangement

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1) Representations and Warranties. The representations and warranties of the Corporation set forth (i) in the first sentence of paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (4) [No Violations], (5) [Governmental Authorization], (6) [No Conflict/Non-Contravention], (9) [Subsidiaries], (13) [Authorizations], (16) [Brokers], (23) [Financial Statements] and (29)(a) [Property and Mineral Rights - Title] and subparagraph (25)(b) [No Material Adverse Effect], of Schedule C hereto are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all respects other than failures to be true and correct that result from actions that are expressly required by the terms of this Agreement or approved in writing by the Purchaser; (ii) in paragraph (7) [Capitalization] of Schedule C hereto are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all respects other than such failures to be true and correct that would have no more than de minimis inaccuracies; and (iii) otherwise in this Agreement are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2) Performance of Covenants. The Corporation shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3) Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 5% of the issued and outstanding Shares.

(4) Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect which is continuing as of the Closing.

(5) No Action. There is no Action pending or threatened by any Governmental Entity in any jurisdiction which may as a result, or by any other Person (other than the Purchaser or its affiliates) in any jurisdiction that is reasonably likely to:

(a) prohibit, or impose material adverse conditions or terms upon, the consummation of the Arrangement or the transactions contemplated by this Agreement;

(b) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full right of ownership over, any Shares, including the right to vote the Shares; or

(c) prohibit the ownership or operation by the Purchaser of the business of the Purchaser or its affiliates, the Corporation or any of the Corporation's Subsidiaries or compel the Purchaser or its affiliates to dispose of or hold separate any material portion of the business or assets of the Purchaser or its affiliates, the Corporation or any of the Corporation's Subsidiaries' as a result of the Arrangement.

(6) Termination and Release Agreement. Each of the Termination and Release Agreements has been since the date of execution thereof, and continues to remain, in full force and effect and enforceable against the parties thereto.

(7) [name redacted on the basis of confidentiality] Letter Agreement. The [name redacted on the basis of confidentiality] Letter Agreement, in form and substance satisfactory to the Purchaser, in its sole discretion, has been executed by the parties thereto and continues to remain in full force and effect and enforceable against the parties thereto.

(8) [redacted - disclosure would be seriously prejudicial to interests of the Corporation]

(9) Intercompany Debt. All Intercompany Debt existing between the Corporation and its Subsidiaries and the Non-Core Businesses to be divested, in particular any debt owing to and/or from [name redacted], shall have been repaid or otherwise settled or discharged to the satisfaction of the Purchaser, in its sole discretion, without any negative tax implications to the Corporation or any Subsidiary, and there shall be no such Intercompany Debt related to [name redacted] showing on the Books and Records of the Corporation or any Subsidiary as of the Effective Time.

(10) Divestiture of Non-Core Businesses. The Non-Core Businesses shall have been sold or otherwise divested by the Corporation or a Subsidiary of the Corporation, as applicable, to the satisfaction of the Purchaser, in its sole discretion, without any negative tax implications to the Corporation or any Subsidiary, so that the Non-Core Businesses are not part of the assets of the Corporation as of the Closing. The Purchaser confirms and agrees that the completion of the Divesture Transaction on or before the Effective Time shall satisfy this Section 6.2(10) condition.

(11) Repayment of Third-Party Advances. All amounts owing from each of [name redacted on the basis of confidentiality], and [name redacted on the basis of confidentiality] (on the one hand) to the Corporation or any Subsidiary (on the other hand) shall be repaid in full or otherwise settled without any negative tax implications to the Corporation or any Subsidiary, and there shall be no amounts owing from the aforementioned parties to the Corporation or any Subsidiary showing on the Books and Records of the Corporation or any Subsidiary as of the Effective Time. The Purchaser confirms and agrees that the completion of the Divesture Transaction on or before the Effective Time shall satisfy this Section 6.2(11) condition.

(12) Debt Repayment. The Corporation (and/or any applicable affiliate) shall have: (a) discharged all of its obligations in favour of, and shall have repaid all indebtedness owing by the Corporation (and/or any of its affiliates) to, [name redacted on the basis of confidentiality]; and (b) provided to the Purchaser evidence thereof, in such form and substance satisfactory to the Purchaser, acting reasonably.

(13) [redacted on the basis of confidentiality]

(14) Regulatory Approvals. All Regulatory Approvals required by the Corporation to be obtained to complete the Arrangement have been obtained by the Corporation.

(15) Lease Agreement. The Corporation shall have either: (a) terminated the Lease Agreement (or any obligations of the Corporation thereunder); or (b) assigned the Lease Agreement (and obligations of the Corporation thereunder) to a non-affiliate of the Corporation, in each case without any cost to the Corporation, and shall have provided to the Purchaser evidence thereof, in form and substantive satisfactory to the Purchaser, acting reasonably.

Section 6.3 Additional Conditions Precedent to the Obligations of the Corporation.

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1) Representations and Warranties. The representations and warranties of the Purchaser (i) set forth in paragraph (1) [Organization and Qualification], paragraph (2) [Corporate Authorization], paragraph (3) [Execution and Binding Obligation], paragraph (4) [Governmental Authorization], paragraph (5)(a) [Non-Contravention] and paragraph (7) [Certain Arrangements] of Schedule D hereto are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all respects, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and (ii) otherwise in this Agreement (including in Schedule D hereto, other than those to which clause (i) above applies) are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct in all material respects, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; provided that, notwithstanding anything to the contrary herein, the condition set forth in this Section 6.3(1) will be deemed to have been satisfied unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not prevent or materially impede completion of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(2) Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(3) Deposit of Consideration, Specified Service Provider Payments and Other Amounts. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have deposited with the Depositary, the Corporation or counsel to the Corporation, as the case may be, sufficient funds in escrow, in each case, in accordance with Section 2.9.

(4) Regulatory Approvals. All Regulatory Approvals required by the Purchaser or any of its affiliates to be obtained to complete the Arrangement have been obtained by the Purchaser or such affiliate.

Section 6.4 Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7
TERM AND TERMINATION

Section 7.1 Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination.

This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution by the Shareholders and/or receipt of the Final Order) by:

(1) the mutual written agreement of the Parties; or

(2) either the Corporation, on the one hand, or the Purchaser, on the other hand, if:

(a) No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(2)(a) if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

(b) Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(2)(b) has complied with its obligations under this Agreement to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to a result of a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement; or

(c) Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties under this Agreement or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(3) the Corporation if:

(a) Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement shall have occurred that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Corporation is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied; or

(b) Superior Proposal. Prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Corporation to enter into a definitive written agreement with respect to a Superior Proposal (excluding an Acceptable Confidentiality Agreement), provided the Corporation is then in compliance with ARTICLE 5 in all material respects and that prior to or concurrent with such termination the Corporation pays the Termination Fee in accordance with the provisions hereof;

(4) the Purchaser if:

(a) Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(b) Change in Recommendation. Prior to the approval by the Shareholders of the Arrangement Resolution, (i) the Board or the Special Committee fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, or publicly proposes or states an intention to so withdraw, amend, modify or qualify, the Board Recommendation or the Corporation makes or permits any Representative of the Corporation or a Subsidiary to make a public statement by or on behalf of the Board that would be reasonably expected to have the same effect, (ii) the Board or the Special Committee accepts, approves, endorses, enters into, recommends, or publicly proposes to accept, approve, endorse, enter into or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, beyond the third (3rd) Business Day prior to the date of the Meeting), or (iii) the Board or the Special Committee fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting), with each Party acting reasonably and in good faith (each, a "Change in Recommendation");

(c) Breach of Non-Solicit. Prior to the approval by the Shareholders of the Arrangement Resolution, the Corporation, a Subsidiary or any of their respective Representatives breaches any of its obligations under ARTICLE 5 in any material respect; or

(d) Material Adverse Effect. Since the date of this Agreement, there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

provided that, in each case, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to the other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 2.8 [Articles of Arrangement and Effective Date], Section 4.6(4) [Privacy Matters] and Section 4.9 [Insurance and Indemnification] shall survive such termination; and (b) in the event of termination under Section 7.2, Section 1.2 and all related definitions set forth in Section 1.1, Section 4.5(3), Section 4.11(6) and this Section 7.3 through to and including Section 8.14, shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement or damages arising as a result of its fraud.

Section 7.4 Expenses and Termination Fees.

(1) Except as expressly otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2) For the purposes of this Agreement, "Termination Fee" means an amount equal to $10,000,000.

(3) For the purposes of this Agreement, "Purchaser Termination Fee Event" means the termination of this Agreement:

(a) by the Purchaser pursuant to Section 7.2(4)(b) [Change in Recommendation];

(b) by the Purchaser pursuant to Section 7.2(4)(c) [Breach of Non-Solicit];

(c) by the Corporation pursuant to Section 7.2(3)(b) [Superior Proposal]; or

(d) by the Corporation or the Purchaser pursuant to Section 7.2(2)(a) [No Required Shareholder Approval], Section 7.2(2)(c) [Occurrence of Outside Date] or by the Purchaser pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation], but only if:

(i) prior to such termination, (A) an Acquisition Proposal is publicly announced, proposed, offered or otherwise made known to the Shareholders, the Board or the Corporation by any Person (other than the Purchaser or its affiliates), or (B) any Person (other than the Purchaser or its affiliates) publicly announces an intention to make an Acquisition Proposal in respect of the Corporation; and

(ii) within 12 months of the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i)(A) above) is consummated or effected, or (B) the Corporation or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i)(A) above) and such Acquisition Proposal is later consummated or effected (whether or not within 12 months of the date of such termination), provided that, for the purposes of this Section 7.4(3)(d), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(4) For the purposes of this Agreement, "Corporation Termination Fee Event" means the termination of this Agreement by the Corporation or the Purchaser pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] if: (a) all closing conditions set out in Section 6.1 and Section 6.2 are satisfied prior to the Outside Date; (b) notwithstanding that the closing conditions set out in Section 6.1 and Section 6.2 have been met, the Purchaser refuses to consummate the transactions contemplated by this Agreement, for any reason, in its sole discretion as required by ARTICLE 2; and (c) prior to such termination, the Corporation provides reasonable evidence that it is ready, willing and able to consummate the transactions contemplated by this Agreement.

(5) If a Purchaser Termination Fee Event occurs, the Corporation shall pay the Termination Fee to the Purchaser by wire transfer of immediately available funds, as follows:

(a) if the Termination Fee is payable pursuant to Section 7.4(3)(a) or Section 7.4(3)(b), the Termination Fee shall be payable within two (2) Business Days following such termination;

(b) if the Termination Fee is payable pursuant to Section 7.4(3)(c), the Termination Fee shall be payable concurrently with such termination; and

(c) if the Termination Fee is payable pursuant to Section 7.4(3)(d), the Termination Fee shall be payable concurrently with the consummation of the Acquisition Proposal referred to in Section 7.4(3)(d)(ii).

(6) If a Corporation Termination Fee Event occurs, the Purchaser shall pay the Termination Fee to the Corporation by wire transfer of immediately available funds, within two (2) Business Days following such termination.

(7) The Termination Fee payable by the applicable party pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. If the paying party is required by applicable Laws to deduct or withhold any Taxes from the payment of the Termination Fee, (i) such paying party shall make such required deductions or withholdings, and (ii) the paying party shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.

(8) Each of the Corporation and the Purchaser acknowledges that the Termination Fee is an integral part of the transactions contemplated by this Agreement, and that without this agreement the Purchaser and the Corporation would not enter into this Agreement, and that the Termination Fee represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the Purchaser or the Corporation, as applicable, will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. Each of the Purchaser and the Corporation irrevocably waives any right it may have to raise as a defence that such liquidated damages are excessive or punitive.

(9) Notwithstanding anything to the contrary set forth in this Agreement, except for an order of specific performance, as and only to the extent permitted by Section 8.5, or in the case of fraud, criminal act or wilful breach, in the event of the termination of this Agreement by the Purchaser or the Corporation, as applicable, that results in the Termination Fee being payable by the Corporation to the Purchaser, the right to receive the Termination Fee, by the Purchaser, when payable in accordance with the terms of this Agreement, shall be the sole and exclusive remedy (including damages, specific performance and injunctive or other equitable relief) of the Purchaser and each and any of its former, current or future directors, officers, employees, affiliates, general or limited partners, shareholders (or equivalent), equityholders, managers, members or agents (each of the foregoing Persons and such Persons' successors and assigns, a "Purchaser Group Member") against the Corporation and each of its and its Subsidiaries' former, current or future general limited partners, shareholders (or equivalent), equityholders, managers, members and Representatives (each of the foregoing Persons and such Persons' successors and assigns, a "Corporation Group Member"), for any monetary or other damages suffered by any Purchaser Group Member, or any liability or obligation of any kind of any Corporation Group Member, in each case, caused by, arising out of, relating to or in connection with (i) any and all breaches or threatened or attempted breach of any representation, warranty, covenant or agreement contained in this Agreement or any other agreement, certificate or other document contemplated hereby or thereby by the Corporation and the failure of the transactions contemplated herein or in any other agreement, certificate or other document contemplated hereby to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform hereunder, in any case whether wilfully, intentionally, unintentionally or otherwise), (ii) any failure or threatened or attempted failure of the Corporation to comply with its obligations under this Agreement and any other agreement, certificate or document contemplated hereby, or (iii) this Agreement, the agreements, certificates and documents contemplated hereby and the transactions contemplated hereby or thereby or the termination of this Agreement, in each case, including any Action under any legal theory whether in equity or at Law, in contract, in tort or otherwise; provided that, notwithstanding the foregoing, nothing herein shall limit the remedies available under the Confidentiality Agreement. In no event shall the Purchaser be entitled to collect a Termination Fee on more than one occasion.

(10) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud, criminal act or wilful breach, in the event of the termination of this Agreement by the Purchaser or the Corporation, as applicable, that results in the Termination Fee being payable by the Purchaser to the Corporation, the right to receive the Termination Fee, by the Corporation, when payable in accordance with the terms of this Agreement, shall be the sole and exclusive remedy (including damages, specific performance and injunctive or other equitable relief) of the Corporation and each and any of the Corporation Group Members against the Purchaser and the Purchaser Group Members, for any monetary or other damages suffered by any Corporation Group Member, or any liability or obligation of any kind of any Purchaser Group Member, in each case, caused by, arising out of, relating to or in connection with (i) any and all breaches or threatened or attempted breach of any representation, warranty, covenant or agreement contained in this Agreement or any other agreement, certificate or other document contemplated hereby or thereby by the Purchaser and the failure of the transactions contemplated herein or in any other agreement, certificate or other document contemplated hereby to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform hereunder, in any case whether wilfully, intentionally, unintentionally or otherwise), (ii) any failure or threatened or attempted failure of the Purchaser to comply with its obligations under this Agreement and any other agreement, certificate or document contemplated hereby, or (iii) this Agreement, the agreements, certificates and documents contemplated hereby and the transactions contemplated hereby or thereby or the termination of this Agreement, in each case, including any Action under any legal theory whether in equity or at Law, in contract, in tort or otherwise; provided that, notwithstanding the foregoing, nothing herein shall limit the remedies available under the Confidentiality Agreement. In no event shall the Corporation be entitled to collect a Termination Fee on more than one occasion.

(11) The Parties acknowledge that the agreements contained in Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser and the Corporation would each not enter into this Agreement, accordingly, if:

(a) the Corporation fails to pay the Termination Fee when due and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Corporation for the Termination Fee, the Corporation shall pay to the Purchaser its actual and documented costs and expenses (including attorneys' fees) in connection with such suit; and

(b) the Purchaser fails to pay the Termination Fee when due and, in order to obtain such payment, the Corporation commences a suit that results in a judgment against the Purchaser for the Termination Fee, the Purchaser shall pay to the Corporation its actual and documented costs and expenses (including attorneys' fees) in connection with such suit.

(12) In the event that an Advance has been made by the Purchaser to the Corporation pursuant to Section 4.3(1) and:

(a) the Corporation is entitled to be paid the Termination Fee in accordance with Section 7.4(6), the Purchaser shall be entitled to elect, in its sole discretion, to set off such amount against any Advance(s) made to the Corporation, with any remaining balance to be satisfied pursuant to timelines for the payment of the Termination Fee contemplated by Section 7.4(6);

(b) a Purchaser Termination Fee Event has occurred, then, in addition to the Termination Fee owing to the Purchaser, the Corporation shall return to the Purchaser any Advance(s) made to the Corporation concurrently with the payment of the Termination Fee contemplated by Section 7.4(5); and

(c) the Agreement is terminated other than as a result of a Corporation Termination Fee Event or a Purchaser Termination Fee Event, then any Advance(s) shall be returned to the Purchaser by wire transfer of immediately available funds within two (2) Business Days following such termination (the "Initial Advance Return Date").

If the Agreement is terminated pursuant to Section 7.4(12)(c), the Corporation may, upon providing prior written notice to the Purchaser on or before the Initial Advance Return Date, elect to extend the repayment of any Advance(s) to a date that is not later than the date is nine (9) months following the date of such termination. In such event: (1) in addition to the outstanding principal amount of any Advance(s), the Corporation shall be required to pay interest on any such outstanding amount at a rate of 5% per annum (calculated retroactively to the date of the first Advance), and (2) in the event that the Advance(s) are not returned in full on or before the date that is six months following date of such termination (the "Interim Advance Return Date"), in addition to the outstanding principal amount of any Advance(s), the Corporation shall be required to pay interest on any such outstanding amount at a rate of 10% per annum (calculated commencing on the Interim Advance Return Date). At the request of the Purchaser, such repayment obligation will be evidenced by a promissory or such other similar instrument as the Purchaser may require, acting reasonably and in good faith.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1 Amendments.

(1) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify conditions contained in this Agreement;

provided that no such amendment or waiver may reduce or materially adversely affect the Consideration to be received by Shareholders under the Arrangement or change the timing of payment, or the form of, the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Section 8.2 Notices.

(1) Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail (provided confirmation of receipt is acknowledged by return electronic mail from the recipient) and addressed:

(a) to the Purchaser

Chengtun Gold Ontario Inc.

77 King Street West, Suite 400

Toronto, Ontario, M5K 0A1

Attention: [redacted]

Email: [redacted]

with a copy to (which shall not constitute notice):

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, Ontario, M5K 0A1

Attention: Alex Farcas and Ben Iscoe

Email: [redacted]

(b) to the Corporation at:

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8

Attention: Executive Chairman

Email: [redacted]

with a copy to (which shall not constitute notice):

Dickinson Wright LLP

Commerce Court West

199 Bay Street, Suite 2200

Toronto, Ontario, M5L 1G4

Attention: Geoffrey Farr

Email: [redacted]

(2) Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time of the recipient) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day or (iii) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time of the recipient) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.3 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.4 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, before the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.5 Injunctive Relief.

(1) Subject to Section 7.4(8), (9) and (10), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to Section 7.4(8), (9) and (10), it is accordingly agreed that the Parties (so long as the Termination Fee has not been paid pursuant to this terms of this Agreement) shall be entitled to specific performance of the terms of this Agreement and an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

(2) Other than in connection with fraud, criminal act or wilful breach, each of the Purchaser and the Corporation shall not, directly or indirectly, be permitted or entitled to receive both (i) payment of any monetary damages whatsoever, on the one hand, and (ii) payment of the Termination Fee, on the other hand.

Section 8.6 Third Party Beneficiaries.

Except as provided in Section 2.7(3), Section 4.9 [D&O Insurance and Indemnification], Section 4.11 [Pre-Acquisition Reorganization] and Section 8.13 [No Liability] which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions, the Corporation and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Action.

Section 8.7 Waiver.

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound by the waiver and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8 Entire Agreement.

This Agreement (including the Disclosure Letter and exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether or oral or written, of the Parties. There are no other representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matters of this Agreement or the Confidentiality Agreement, except as expressly provided herein and therein. Except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 8.9 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Corporation and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates which agrees to be bound by the applicable covenants of the Purchaser contained herein and comply with the applicable provisions of this Agreement, but none of any such assignments shall (i) relieve the Purchaser of its obligations hereunder and the Purchaser shall continue to be fully liable as primary obligor, on a joint and several basis with any such entity, to the Corporation for any default in performance by the assignee of the Purchaser's obligations hereunder, (ii) impair, delay or prevent the satisfaction of any other conditions set forth in Article 6, or (iii) impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 8.10 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11 Governing Law.

(1) This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(2) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.13 No Liability.

This Agreement may only be enforced against, and any proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, shareholder (or equivalent), equityholder, controlling person, affiliate, agent, lawyer, attorney or other representative of any Party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, general or limited partner, shareholder, equityholder, controlling person, affiliate, agent, lawyer, attorney or other representative of any of the foregoing (each, a "Non-Recourse Party") shall have any personal liability whatsoever (whether in contract, in tort or otherwise) to a Corporation Group Member or a Purchaser Group Member, as applicable, under this Agreement. Without limiting the rights of any Party to this Agreement against any other Party hereto, in no event shall the Purchaser, the Corporation or any of their respective affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages with respect to this Agreement from, any Non-Recourse Party.

Section 8.14 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts delivered by e-mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

CHENGTUN GOLD ONTARIO INC.

By:	"Shing Yip Iu"
Name: Shing Yip Iu
Title: Director

LONCOR GOLD INC.

By:	"Arnold Kondrat"
Name: Arnold Kondrat
Title: Executive Chairman

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 5.1 of this Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated October 14, 2025 between the Purchaser and the Corporation (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Hong Kong or the PRC.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means $1.38 in cash, without interest.

"Convertible Security" means a Corporation Option and Corporation Warrant, as applicable.

"Corporation" means Loncor Gold Inc.

"Corporation Options" means any outstanding options to purchase Shares issued pursuant to the Corporation's Stock Option Plan or otherwise.

"Corporation Warrants" means the outstanding warrants to purchase Shares.

"Court" means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

"Depositary" means such Person as the Purchaser may appoint to act as depositary for the Shares in relation to the Arrangement, with the approval of the Corporation, acting reasonably.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Shareholder" means a registered Shareholder as of the record date of the Meeting who has properly and validly exercised its Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Shares.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Final Order" means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.

"Interim Order" means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, order, injunction, judgment, decree, ruling, award, writ, or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"OBCA" means the Business Corporations Act (Ontario).

"Option Agreement" means an agreement evidencing the terms of any Corporation Option.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"PRC" means the People's Republic of China, which for the purpose of this Plan of Arrangement only, excludes Hong Kong, Taiwan and Macao.

"Purchaser" means Chengtun Gold Ontario Inc.

"Securities Authority" means the Ontario Securities Commission, any other applicable securities commission or regulatory authority, including any stock exchange or "over the counter" market on which the Shares of the Corporation are listed or posted for trading, of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or their respective Subsidiaries.

"Securityholders" means, collectively, the Shareholders and the holders of Convertible Securities.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the capital of the Corporation and any preference shares in the capital of the Corporation.

"Tax Act" means the Income Tax Act (Canada).

"Warrant Certificate" means a certificate evidencing the terms of any Corporation Warrant.

"Warrant Indenture" means an indenture governing the terms of any Corporation Warrant.

Section 1.2 Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2) Currency. All references to dollars or to $ are references to Canadian dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement," "hereof," "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(7) Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement

This Plan of Arrangement constitutes an arrangement under Section 182 of the OBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Shareholders), any agent or transfer agent of the Corporation and the Depositary at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1) each Corporation Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable Option Agreement in relation thereto, shall be unconditionally vested and exercisable, and shall be, without any further action by or on behalf of the holder of such Corporation Option, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.4, a cash payment (without interest) by or on behalf of the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation Option, multiplied by the number of Shares such Corporation Option entitles the holder to purchase, and each such Corporation Option shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Corporation Option, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Corporation Option, and, with respect to each Corporation Option that is surrendered pursuant to this Section 2.3(1), as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Corporation Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Option, or under the Stock Option Plan or Option Agreement, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(1), (C) such holder's name shall be removed from the applicable register of Corporation Options, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(2) each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:

(a) such Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with ARTICLE 3;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(3) each outstanding Share (other than (i) Shares held by any Dissenting Shareholder who has validly exercised such holder's Dissent Rights and (ii) Shares held by the Purchaser) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, and

(a) the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(4) each Corporation Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of any applicable Warrant Certificate and Warrant Indenture in relation thereto, shall be unconditionally vested and exercisable and shall be, without any further action by or on behalf of the holder of such Corporation Warrant, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.4, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation Warrant, multiplied by the number of Shares that such Corporation Warrant entitles the holder to purchase, and each such Corporation Warrant shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Corporation Warrant, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Corporation Warrant, and, with respect to each Corporation Warrant that is surrendered pursuant to this Section 2.3(4), as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Corporation Warrant, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Warrant, or under the applicable Warrant Certificate or Warrant Indenture, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(4), (C) such holder's name shall be removed from the applicable register of Corporation Warrants, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(5) the Purchaser shall cause the Corporation to file an election to cease to be a "public corporation" under subsection 89(1) of the Tax Act.

ARTICLE 3
DISSENT RIGHTS

Section 3.1 Dissent Rights

(1) Registered Shareholders as of the record date of the Meeting may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (Toronto time) on the date that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(2) and, if they:

(a) are ultimately entitled to be paid fair value for such Shares by the Purchaser: (i) shall be deemed not to have participated in the transactions in ARTICLE 2 (other than Section 2.3(2)); (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser which fair value shall, notwithstanding anything to the contrary contained in Part XIV of the OBCA, be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof (less any amounts withheld pursuant to Section 4.4).

Section 3.2 Recognition of Dissenting Shareholders

(1) In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered Shareholder in respect of which such rights are sought to be exercised.

(2) In no case shall the Corporation, the Purchaser or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the Effective Time.

(3) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof (less any amounts withheld pursuant to Section 4.4).

(4) In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Convertible Securities and (b) Shareholders who vote or have instructed a proxyholder to vote their Shares in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the Shareholders (other than the Purchaser or its affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of applicable withholdings for the benefit of the Shareholders. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(2) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque, wire or other form of immediately available funds representing the cash payment to which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(3) On or as soon as practicable after the Effective Date, the Corporation shall deliver, to each holder of Corporation Options as reflected on the register maintained by or on behalf of the Corporation in respect of such Corporation Options, through the payroll or equity plan management system of the Corporation and its Subsidiaries (or such other manner as the Corporation may elect or as otherwise directed by the Purchaser including with respect to the timing and manner of such delivery, but in any event in readily available funds), the cash payment, if any, which such holder of Corporation Options has the right to receive under this Plan of Arrangement for such Corporation Options less any amount withheld pursuant to Section 4.4.

(4) On or as soon as practicable after the Effective Date, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the holders of Corporation Warrants (other than the Purchaser or its affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, to be received by the holders of Corporation Warrants for such Corporation Warrants.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corporation Warrants that were transferred pursuant to Section 2.3(4), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holders of Corporation Warrants represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque, wire or other form of immediately available funds representing the cash payment to which such holder has the right to receive under the Arrangement for such Corporation Warrants, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(5) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares or Corporation Warrants shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Shares or Corporation Warrants not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder or holder of Corporation Warrants, as applicable, of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(6) Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares or Convertible Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(7) No holder of Shares or Convertible Securities shall be entitled to receive any consideration with respect to such Shares or Convertible Securities other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Shares or Corporation Warrants that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register or warrant register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Shares or Corporation Warrants, as applicable, under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Adjustment to Consideration

If, on or after the date of the Arrangement Agreement: (i) the Corporation sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, (ii) the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares, are changed into a different number of Shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, merger, issuer bid, exchange offer or similar transaction, or (iii) at the Effective Time, the Corporation's representations and warranties in Schedule C(7) of the Arrangement Agreement are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

Section 4.4 Withholding Rights

Each of the Purchaser, the Corporation, the Depositary or any other Person that makes a payment to any Person hereunder, or pursuant to the Arrangement, shall be entitled to deduct and withhold from the amounts otherwise payable under the Arrangement Agreement and this Plan of Arrangement (including any amounts payable pursuant to Section 3.1) to any Person, such amounts as it may be required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other Law relating to Taxes and remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted, withheld and remitted, such amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

Section 4.5 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.

Section 4.6 No Liens

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares and Convertible Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares or Convertible Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments

(1) The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Shareholders or (ii) is an amendment contemplated in Section 5.1(5).

(5) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a) The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Loncor Gold Inc. (the "Corporation"), as more particularly described and set forth in the management proxy circular of the Corporation (the "Circular") dated [⬤], 2025 accompanying the notice of this meeting, as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated October 14, 2025, between Chengtun Gold Ontario Inc. and the Corporation (as it may from time to time be amended, modified or supplemented, the "Arrangement Agreement"), is hereby authorized, approved and adopted.

(b) The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the "Plan of Arrangement"), the full text of which is set out in Appendix [⬤] to the Circular, is hereby authorized, approved and adopted.

(c) The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation's application for an interim order from the Superior Court of Ontario (the "Court"), are hereby ratified and approved.

(d) The Corporation is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(f) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(g) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

(1) Organization and Qualification.

The Corporation is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Corporation is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, except as would not be reasonably expected to be, individually or in the aggregate, material and adverse to the Corporation. The Corporation has made available to the Purchaser true, complete and correct copies of the Corporation's Constating Documents and such documents are in full force and effect.

(2) Corporate Authorization.

The Corporation has the requisite corporate power and authority to enter into this Agreement and (subject to obtaining approval of the Shareholders of the Arrangement Resolution in the manner required by the Interim Order, the Constating Documents and Law and approval of the Court) to perform its obligations under this Agreement. The execution and delivery by the Corporation of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval of the Circular and calling of the Meeting by the Board, approval by the Shareholders in the manner required by the Interim Order, the Constating Documents, this Agreement and Law and approval by the Court.

(3) Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms subject only to any limitation on enforcement under Laws relating to (a) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(4) No Violations.

Neither the Corporation nor any of its Subsidiaries is in violation of its Constating Documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, encumbrance, contract or other instrument or obligation to which the Corporation or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Corporation or any of its Subsidiaries is bound, except for such defaults that would not, individually or in the aggregate, be material and adverse to the Corporation and its Subsidiaries.

(5) Governmental Authorization.

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation by the Corporation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Corporation or any of its Subsidiaries other than: (a) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (b) the Final Order, and any filings required in order to obtain the Final Order; (c) filings with the Director under the OBCA; (d) compliance with Securities Laws; and (e) the Regulatory Approvals set out in Schedule C(5) of the Disclosure Letter.

(6) No Conflict/Non-Contravention.

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Corporation or any of its Subsidiaries;

(b) subject to the formalities described in paragraph (5) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Corporation or its Subsidiaries;

(c) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound, or

(d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Corporation's assets or the assets of any of its Subsidiaries,

except in the case of (c) or (d), as would not, individually or in the aggregate, have a Material Adverse Effect.

(7) Capitalization.

(a) The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the date of this Agreement, an aggregate of 176,795,684 Common Shares and nil Preferred Shares, are issued and outstanding on a non-diluted basis.

(b) (i) All outstanding Shares have been duly authorized and validly issued as fully paid and non-assessable, in compliance with all applicable Laws and the Corporation's Constating Documents. No Shares have been issued in violation of any pre-emptive or similar rights applicable to them. As at the date of this Agreement, there are 14,386,000 Corporation Options and 8,722,417 Corporation Warrants outstanding.

(ii) Schedule C(7)(b) of the Disclosure Letter sets forth, with respect to the Corporation Options outstanding as of the date of this Agreement, (A) the holder of each Corporation Option; (B) the number and class of Shares issuable therefor; (C) the purchase price payable therefor upon the exercise of each such Corporation Option; (D) the date on which each Corporation Option was granted; and (F) the date on which each Corporation Option expires. All of the Corporation Options have been granted solely to employees, consultants or directors of the Corporation or its Subsidiaries and have been recorded on the Financial Statements in accordance with IFRS, and no such grants involved any "back dating", "forward dating", "spring loading" or similar practices.

(ii) Schedule C(7)(b) of the Disclosure Letter sets forth, with respect to the Corporation Warrants, as of the date of this Agreement, (A) the registered holder of each Corporation Warrant; (B) the number and class of Shares issuable therefor; (C) the date on which each Corporation Warrant was granted; (D) the purchase price payable per share upon the exercise of each such Corporation Warrant; and (E) the date on which each Corporation Warrant expires.

(iv) Except as disclosed in Schedule C(7)(b) of the Disclosure Letter and for the Corporation Options and Corporation Warrants described above, there are no puts, calls, options, warrants, conversion rights or privileges, equity or equity-based awards, purchase rights, subscription rights, exchange rights, pre-emptive rights, phantom equity, equity appreciation, restricted stock, profit participation or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Corporation or any of its Subsidiaries of shares or other securities of the Corporation or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any shares or other securities of the Corporation or any of its Subsidiaries. There are no outstanding notes, bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the Shareholders on any matter except as required by Law.

(c) True and complete copies of the Stock Option Plan and all related award agreements under which any outstanding Corporation Option has been granted have been made available to the Purchaser. True and complete copies of all agreements under which any outstanding Corporation Warrants have been granted have been made available to the Purchaser.

(d) All outstanding Corporation Options and Corporation Warrants have been validly issued with such issuance properly approved by the Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws, the Corporation's Constating Documents and, if applicable, the Stock Option Plan. All Shares issuable upon the settlement, exercise or conversion, as applicable, of the Corporation Options and Corporation Warrants, in accordance with their respective terms, have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(e) There are no obligations of the Corporation to repurchase, redeem or otherwise acquire any securities of the Corporation or qualify securities for public distribution in Canada or elsewhere.

(f) Since December 31, 2024, there has been no dividend or distribution of any kind declared, paid or made by the Corporation.

(8) Shareholders' and Similar Agreement.

Except as disclosed in Schedule C(8) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries: (a) is subject to or affected by any unanimous shareholder agreement; (b) is a party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership, voting or qualification for sale of any of the securities of the Corporation or any of its Subsidiaries; or (c) has adopted a shareholder rights plan or any other similar plan or agreement.

(9) Subsidiaries.

(a) Schedule C(9)(a) of the Disclosure Letter contains a complete list of all Subsidiaries in which the Corporation owns or controls, directly or indirectly, any shares or other equity interest, including the percentage of shares beneficially owned by the Corporation in each class of shares in the capital of each Subsidiary.

(b) Each Subsidiary is a corporation or company duly incorporated or organized and validly existing under the laws of the jurisdiction of its incorporation, amalgamation, constitution or formation, as the case may be, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and intended to be conducted, except as would not be reasonably expected to be, individually or in the aggregate, material and adverse to the Subsidiary. True, complete and correct copies of the Subsidiaries' Constating Documents have been made available to the Purchaser and all such documents are in full force and effect.

(c) Except as disclosed in Schedule C(9)(a) of the Disclosure Letter, the Corporation is, directly or indirectly, the registered and beneficial owner of 100% of the outstanding shares or other equity interests of each Subsidiary, free and clear of any Liens and all such shares or other equity interests so owned by the Corporation have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued and/or transferred to the Corporation (or Subsidiary, as applicable) in violation of any Law or any pre-emptive or similar rights or the entitlements of any prior securityholder, nor are such issuances or transfers the subject of any Action or to the knowledge of the Corporation the subject of any threatened Action.

(d) Each Subsidiary is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, except as would not be reasonably expected to be, individually or in the aggregate, material and adverse to the Subsidiary.

(e) Except for the shares or other equity interests owned by the Corporation in any Subsidiary, the Corporation does not own, beneficially or of record, any equity interests of any kind in any other Person.

(10) Securities Law Matters.

(a) The Corporation is a "reporting issuer" under Securities Laws in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan and is not on the list of reporting issuers in default under the Securities Laws of such provinces and territories. None of the Corporation's Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction.

(b) The Common Shares are listed and posted for trading on the TSX and the Frankfurt Stock Exchange, and also posted for trading on the OTCQX market in the United States. The Corporation is not in default of any material requirements of any Securities Laws. The Preferred Shares are not listed and posted for trading on any securities exchange or posted for trading on any market.

(c) The Corporation has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to deregister the Common Shares under the rules or policies of the TSX nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation or the registration of the Common Shares. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect or, to the knowledge of the Corporation, has been threatened, and the Corporation is not subject to any formal Action relating to any such order by any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings.

(d) The Corporation has timely filed all forms, reports, schedules, statements and other documents required to be filed under Securities Laws with any Securities Authority since January 1, 2023. The documents comprising the Corporation Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation.

(e) The Corporation has not filed any confidential material change report (which at the date of this Agreement remains confidential) with any Securities Authority.

(11) U.S. Securities Law Matters

(a) The Corporation is not subject to any reporting obligation (whether active or suspended) pursuant to Section 12(b) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended.  At the Effective Time, the Corporation will be eligible to terminate the registration of its class of common shares under section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12h-6 of such Act.

(b) The Corporation is not an investment company registered or required to be registered under the United States Investment Company Act of 1940.

(c) The Corporation has a class of its equity securities registered pursuant to Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

(d) No securities of the Corporation are currently traded on any national securities exchange in the United States.

(e) The Corporation is not, has not previously been and on the Effective Date will not be a "shell company" (as defined in Rule 405 under the United States Securities Act of 1933).

(12) Compliance with Laws.

Except as disclosed in Schedule C(12) of the Disclosure Letter, the Corporation and each of its Subsidiaries is, and since January 1, 2021, has been, in compliance with Law in all material respects. Except as disclosed in Schedule C(12) of the Disclosure Letter, since January 1, 2021, neither the Corporation nor any of its Subsidiaries is or has been under any audit or investigation with respect to, received written notice of, has been charged with, or to the knowledge of the Corporation, threatened to be charged with, any violation or alleged violation of any Law in any material respect.

(13) Authorizations.

The Corporation and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of the Corporation and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Corporation and its Subsidiaries as currently conducted in compliance in all material respects with all applicable Laws (collectively, "Material Authorizations"). A list of all Material Authorizations is set forth in Schedule C(13)(a) of the Disclosure Letter and true correct and complete copies of all Material Authorizations (including all amendments, modifications and waivers) have been provided to the Purchaser. Except as disclosed in Schedule C(13)(b) of the Disclosure Letter: all such Material Authorizations are valid, binding and in full force and effect in accordance with their terms; the Corporation and its Subsidiaries have at all times complied with and are in compliance with, in all material respects, all Material Authorizations; there is no Action or, to the knowledge of the Corporation, threatened, regarding any Material Authorization; and none of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal of, or material amendments to, any Material Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any Material Authorizations and all Material Authorizations continue to be effective in order for the Corporation and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of the Corporation, no event has occurred that, with notice or lapse of time or both, would reasonably be expected to result in a default under, or the termination, revocation, suspension, modification or non-renewal of, any Material Authorization.

(14) Fairness Opinions.

The Board and the Special Committee have received the Fairness Opinion, a true and complete copy of which, when executed and delivered in writing, will be made available to the Purchaser, and the Fairness Opinion has not been withdrawn or modified.

(15) Interested Parties.

Except as disclosed in Schedule C(15) of the Disclosure Letter, no "related party" of the Corporation (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement. Except as disclosed in Schedule C(15) of the Disclosure Letter, no Shares are required to be excluded from voting on the Arrangement Resolution.

(16) Brokers.

Except as disclosed in Schedule C(16) of the Disclosure Letter, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries (or the Board or any committee of the foregoing) (each, a "Broker") and is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries in connection with the Arrangement or any other transaction contemplated by this Agreement other than fees payable to legal counsel and in connection with the delivery of the Fairness Opinion.

(17) Board and Special Committee Approval.

(a) As of the date hereof, the Special Committee, after consultation with legal and financial advisors, has unanimously recommended that the Board approve the Arrangement and that the Board recommend that the Shareholders vote in favour of the Arrangement Resolution.

(b) As of the date hereof, the Board, having received the unanimous recommendation of the Special Committee and after consultation with legal and financial advisors, has unanimously (with interested directors abstaining from voting): (i) determined that the Consideration to be received by Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation; (ii) resolved to unanimously (with the interested directors abstaining from voting) recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(18) Material Contracts.

(a) Schedule C(18)(a) of the Disclosure Letter contains a list of Material Contracts of the Corporation and each of its Subsidiaries, taken as a whole, in effect as of the date hereof. No Material Contract has been materially modified, rescinded or terminated since January 1, 2024 except as disclosed in the Data Room and as described in Schedule C(18)(a) of the Disclosure Letter. True and complete copies of all Material Contracts, including all material amendments, assignments and supplements thereto, have been made available to the Purchaser.

(b) Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Corporation or a Subsidiary, as applicable, and enforceable by the Corporation or a Subsidiary, as applicable, and, to the knowledge of the Corporation, enforceable against the Corporation or a Subsidiary, as applicable by each other party thereto in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors' rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c) The Corporation and each of its Subsidiaries has performed in all material respects all of their respective obligations required to be performed by them to date under the Material Contracts, and neither the Corporation nor any of its Subsidiaries is in material breach or default under any Material Contract, nor, to the knowledge of the Corporation, has any event occurred that with the passage of time or the giving of notice or both would result in such a breach or default or cause or permit the termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit to which the Corporation or any of its Subsidiaries is entitled.

(d) Except as disclosed in Schedule C(18)(d) of the Disclosure Letter, in connection with completion of the transactions contemplated herein, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract prior to the Closing.

(e) None of the Corporation or any of its Subsidiaries has received from any other party to a Material Contract any written or oral notice of any material breach or default under any such Material Contract, which has not been waived or cured as of the date hereof.

(f) None of the Corporation or any of its Subsidiaries has received any written or oral notice that any party to a Material Contract intends to cancel or terminate or otherwise materially modify or not renew such Material Contract and, to the knowledge of the Corporation, no such action has been threatened.

(19) Suppliers.

(a) There are no supplier agreements of the Corporation and its Subsidiaries with an annual value in excess of $50,000. The Corporation does not have any outstanding material disputes with such suppliers, and to the knowledge of the Corporation, there is no reasonable basis for any such material dispute.

(b) Schedule C(19)(b) of the Disclosure Letter sets forth a table describing the aggregate dollar amount of outstanding accrued liabilities and accounts payables of the Corporation and its Subsidiaries, taken as a whole, categorized by days (e.g., 0-30 days, 30-60 days, 60-90 days and 91+ days) which are accrued on the Books and Records of the Corporation as of September 30, 2025. The dollar amount of outstanding accrued liabilities and accounts payables of the Corporation as of the date of this Agreement for the 91+ days category will not be materially higher than the dollar amount set forth in Schedule C(19)(b) of the Disclosure Letter.

(20) Restrictions on Conduct of Business.

Neither the Corporation nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to, in any material respect: (a) limit the manner (including any business practice) or the localities in which all or any portion of the business of the Corporation or its Subsidiaries is conducted; or (b) restrict any acquisition or disposition of any property by the Corporation or by any of its Subsidiaries.

(21) Government Contracts

Other than any Authorizations held by the Corporation or a Subsidiary, neither the Corporation nor any Subsidiary is a party to any Contract with a Governmental Entity.

(22) Litigation.

(a) There are no Actions by any Person (including the Corporation or any of its Subsidiaries) by or before any Governmental Entity, current, pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation, or any of its officers or directors (in their capacity as such). Neither the Corporation nor any of its Subsidiaries has been subject to any judgment, order, writ, injunction, or decree entered in any Action nor has the Corporation or any of its Subsidiaries settled any material claim prior to being sued or prosecuted or a judgment being given in respect of it.

(b) There is no material and adverse award of any Governmental Entity outstanding against the Corporation or any of its Subsidiaries, and neither the Corporation nor any of its Subsidiaries, nor any of their respective assets or properties (taken as a whole), is subject to any outstanding order, writ, ruling, judgment, injunction or decree of any Governmental Entity.

(c) There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress, pending or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries.

(23) Financial Statements.

(a) The Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations, comprehensive income, changes in shareholders' equity and cash flow of the Corporation, as at the dates and for the periods indicated. Such Financial Statements have been prepared in conformity with IFRS on a basis consistent throughout the periods covered thereby (except as may be indicated in the notes to such Financial Statements).

(b) None of the Corporation or any of its Subsidiaries has any material liabilities (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed under IFRS, except (i) liabilities that are either reflected or reserved against in the Financial Statements, and (ii) as would not be reasonably expected to be, individually or in the aggregate, material to the Corporation and its Subsidiaries taken as a whole.

(c) The Corporation does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(d) Except as described in the Financial Statements, there has been no material change in the Corporation's accounting policies, methods or principles, since December 31, 2024. Except as disclosed in the Corporation Filings, there are no, nor are there any commitments to become a party to any, off-balance sheet transactions of the Corporation or of any of its Subsidiaries with unconsolidated entities or other Persons.

(e) The Corporation has established internal controls and procedures over financial reporting which are appropriate for the size and nature of the business of the Corporation and the Subsidiaries and which are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS on a basis consistent with past practice and to maintain accountability for assets. Since the date of the most recent Financial Statement, there has been no change in the Corporation's internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal controls and procedures over financial reporting. None of the Corporation, any of its Subsidiaries, or any of their respective Representatives has received or otherwise obtained knowledge of any material compliant, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(f) There are no liabilities of the Corporation or any of its Subsidiaries, other than liabilities: (i) disclosed in the audited financial statement for fiscal year ended December 31, 2024; (ii) incurred in the Ordinary Course since December 31, 2024; (iii) incurred in connection with this Agreement and the Arrangement; (iv) disclosed in the Corporation Filings; or (v) that would not, individually or in the aggregate, have a Material Adverse Effect.

(24) Books and Records.

The Books and Records: (a) have been maintained in all material respects in compliance with applicable Laws; (b) accurately and fairly reflect in all material respects the material transactions, acquisitions and dispositions of the property and assets of the Corporation and its Subsidiaries; and (c) accurately and fairly reflect in all material respects the basis for the Financial Statements. The Books and Records, including all minute books and corporate records of the Corporation and each of its Subsidiaries, have been made available to the Purchaser and are complete and accurate in all material respects.

(25) Absence of Certain Changes.

Since December 31, 2024:

(a) other than the transactions contemplated in this Agreement, the Corporation and its Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course; and

(b) there has not been a Material Adverse Effect.

(26) Related Party Transactions.

Except as disclosed in Schedule C(26) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or employment related Contract such as salaries, bonuses, director's fees or the reimbursement of Ordinary Course expenses).  Except as disclosed in Schedule C(26) of the Disclosure Letter, there are no Contracts (other than the Voting Support Agreements, Termination and Release Agreements, employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

(27) Taxes.

(a) (i) All Tax Returns of the Corporation and its Subsidiaries required by Law to be filed in any jurisdiction have been filed, all such returns are complete and accurate in and all Taxes shown on such returns or otherwise assessed which are due and payable have been paid; and (ii) the Corporation and each of its Subsidiaries has properly withheld or collected and remitted all Taxes required to be withheld or collected and remitted by it.

(b) All Tax liabilities and Tax receivables required to be provided for in accordance with IFRS are adequately provided for in the Financial Statements. The unpaid Taxes of the Corporation and each of its Subsidiaries for all taxable periods and portions thereof through the date of the Financial Statements did not, as of such date, exceed the accruals and reserves for Taxes, excluding accruals and reserves for deferred Taxes set forth on the face of the balance sheet included in such Financial Statements (rather than any notes thereto). The Corporation and each of its Subsidiaries have not incurred any liability for Taxes other than those provided for in the Financial Statements and those arising in the Ordinary Course since the date of the Financial Statements.

(c) Except as disclosed in the Corporation Filings or in Schedule C(27)(c) of the Disclosure Letter, there are no Actions or assessments in progress, pending or threatened, against the Corporation or any of its Subsidiaries in respect of Taxes; and there are no Liens for Taxes upon the assets of the Corporation or any of its Subsidiaries except for Permitted Liens.

(d) Neither the Corporation nor any of its Subsidiaries has entered into any agreement or arrangement or waived any statute of limitations on the filing or examination of any Tax Return or the payment, remittance, assessment or collection of any Taxes or agreed to any extension of time with respect to the payment or remittance of any Tax assessment or deficiency.

(e) No Governmental Entity of a jurisdiction where the Corporation or one of its Subsidiaries, as applicable, does not file a Tax Return has made a claim in writing to the Corporation or the particular Subsidiary, as the case may be, that the Corporation or its Subsidiary, as applicable, is subject to Tax or required to file Tax Returns in such jurisdiction.

(f) None of the Corporation or its Subsidiaries (i) is a party to, bound by, or obligated under any Tax allocation, indemnity, or sharing contract or arrangement, or (ii) is liable for the Taxes of any other Person as a transferee or successor, by contract or otherwise, including under section 191.3 of the Tax Act.

(g) None of the Corporation or its Subsidiaries is subject to income Tax in any country other than the country (or political subdivision thereof) in which it was organized by virtue of having a permanent establishment (within the meaning of an applicable income Tax treaty) or other place of business (including a place of management or other tax relevant nexus) in such country.

(h) Neither the Corporation nor any Subsidiary has acquired property from a Person in circumstances that would result in the Corporation or such Subsidiary, as applicable, becoming liable to pay Taxes of such Person under section 160 of the Tax Act (or comparable provisions of any other applicable Law).

(i) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between (A) the Corporation or its Subsidiaries and (B) any Person resident in a different country or jurisdiction from such Corporation or Subsidiary, as applicable, that is not dealing at arm's length (each within the meaning of the Tax Act) with the Corporation or its Subsidiaries, as applicable, do not differ from those that would have been made between Persons dealing at arm's length (within the meaning of the Tax Act). The Corporation and its Subsidiaries have made or obtained records or documents that satisfy all of the requirements of section 247 of the Tax Act.

(j) None of sections 17, 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable Law) have applied to the Corporation or any of its Subsidiaries and there are no circumstances existing which could reasonably be expected to result in the application of sections 17, 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable Law) to the Corporation or any of its Subsidiaries.

(k) None of sections 15, 90 or 212.3 of the Tax Act (or comparable provisions of any other applicable Law) have applied to the Corporation or any of its Subsidiaries and there are no circumstances existing which could reasonably be expected to result in the application of sections 15, 90 or 212.3 of the Tax Act (or comparable provisions of any other applicable Law) to the Corporation or any of its Subsidiaries.

(l) The Corporation and each of its Subsidiaries has properly collected and remitted all material sales, use, value added and similar Taxes required with respect to sales made to its customers or services provided to its customers.

(m) No private letter rulings, technical interpretation letters or similar agreement or rulings have been requested, entered into or issued by any Governmental Entity with respect to the Corporation or any of its Subsidiaries. Neither the Corporation nor any of its Subsidiaries has entered into any written and legally binding Contract with a Governmental Entity relating to Taxes that would have a continuing effect after the Effective Time.

(n) The value of the consideration paid or received by the Corporation and any of its Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Corporation or any of its Subsidiaries, as applicable, was not dealing at arm's length, for purposes of the Tax Act, was equal to the fair market value of such property acquired, provided or sold or services purchased or provided.

(o) The Corporation and each of its Subsidiaries which is required to be so registered is properly registered for the purposes of the Excise Tax Act (Canada) (the "ETA"), and the Corporation and each of its Subsidiaries is properly registered as required under all applicable Laws in respect of Taxes in all jurisdictions where such registration is required.

(p) The Corporation and each of its Subsidiaries has at all times complied in all material respects with its obligations and requirements imposed under Part IX of the ETA and for provincial or other sales Tax purposes, including all reporting, filing, payment, collection and remittance requirements. All input tax credits, input tax refunds and rebates claimed by the Corporation and any of its Subsidiaries were calculated and claimed in accordance with applicable Laws.

(q) Neither the Corporation, nor any of its Subsidiaries, has received any requirement, demand or request pursuant to section 224 of the Tax Act or any analogous provision of applicable Law that remains unsatisfied in any respect.

(r) Neither the Corporation, nor any of its Subsidiaries, has claimed any reserve, credit or deduction for Tax purposes if, as a result of such claim, any amount could be included in its income for a tax period after the Effective Time.

(s) Neither the Corporation, nor any of its Subsidiaries, (i) has made any payment, (ii) is obligated to make any payment, or (iii) is party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 of the Tax Act.

(t) The Corporation and each of its Subsidiaries keeps its books and records in compliance with section 230 of the Tax Act and all similar provisions of any other applicable Law in respect of Taxes and the Corporation and each of its Subsidiaries has in its possession or under its control all books and records in respect of Taxes that are required to be maintained and preserved under all applicable Laws.

(u) All Tax credits and refunds, including refundable and non-refundable investment Tax credits in respect of scientific research and experimental development, claimed by the Corporation and each of its Subsidiaries were accurately claimed and calculated in accordance with applicable Law.

(v) Neither the Corporation, nor any of its Subsidiaries, has been party to a transaction that has given rise to reporting obligations under sections 237.3 to 237.5 of the Tax Act.

(w) Neither the Corporation nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Neither the Corporation nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Corporation and its Subsidiaries), as transferee or successor, by Contract or otherwise, including under U.S. Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or non-U.S. Law).

(x) Neither the Corporation nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Effective Time as a result of:

(I) any change in a method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Effective Time;

(II) an installment sale or open transaction occurring on or prior to the Effective Time; or

(III) a prepaid amount received or deferred revenue accrued on or before the Effective Time.

(y) Neither the Corporation nor any of its Subsidiaries has made an election to defer the payment of any applicable employment or other taxes pursuant to any COVID-19 related incentives in any jurisdiction. Neither the Corporation nor any of its Subsidiaries has made an election to defer the payment of any "applicable employment taxes" (as defined in Section 2302(d)(1) of the U.S. CARES Act) pursuant to Section 2302 of the U.S. CARES Act or the U.S. presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020.

(z) Neither the Corporation nor any of its Subsidies have been a "United States shareholder" of a "Controlled Foreign Corporation," as those terms are defined in sections 958(a) and 957 of the IRC.

(aa) Neither the Corporation nor any of its Subsidiaries has entered into a gain recognition agreement pursuant to U.S. Treasury Regulations Section 1.367(a)-8. Neither the Corporation nor any of its Subsidiaries has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the IRC.

(bb) Neither the Corporation nor any of its Subsidiaries has engaged in, been a party to, or a promoter of a "listed transaction" within the meaning of Section 6707A(c)(2) of the IRC, and U.S. Treasury Regulations Section 1.6011-4(b)(2).

(cc) Neither the Corporation nor any of its Subsidiaries has made, prepared or filed any elections, designations or other filings related to Taxes or entered into any agreement, claimed any Tax credit, or made any other arrangement in respect of Taxes or Tax Returns that has or could have any adverse Tax consequences or will result in any amount of Taxes in any Tax period ending on or after the Effective Time.

(dd) The Purchaser has been provided with copies of all Tax Returns and all communications to or from any Governmental Entity relating to Taxes of the Corporation and its Subsidiaries.

(ee) Neither the Corporation nor any of its Subsidiaries has made an "excessive eligible dividend election", as defined in subsection 89(1) of the Tax Act.

(ff) Neither the Corporation nor any of its Subsidiaries has made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its capital dividend account at the time of such election.

(28) Employee Matters.

(a) Schedule C(28)(a) of the Disclosure Letter sets forth a complete and correct list of each Employee Plan. The Corporation has made available to the Purchaser current, true, correct and complete copies of all such Employee Plans, including as applicable: (i) the Employee Plan text and all amendments, all trust agreements and funding agreements; (ii) all Contracts relating to each Employee Plan, including all insurance Contracts, investment management agreements; (iii) all financial statements, actuarial reports, accounting statements and reports, annual returns and investment reports; (iv) all booklets, prepared for, made available or circulated to employees generally concerning each Employee Plan; (v) all material correspondence with a governmental or regulatory authority; (vi) insurance contracts and service contracts and (vii) written summaries of all non-written Employee Plans.

(b) All contributions, premiums, and other payments required by and due under the terms of each Employee Plan and any applicable Law have been timely made up to the Effective Date, or for any such payments that are not yet due, have been fully and accurately disclosed in the Financial Statements with IFRS and comply with any applicable accounting requirements of Securities Laws.

(c) Each Employee Plan has been established, maintained, funded and administered in all respects in accordance with its terms and with the requirements prescribed by applicable Laws, and no condition exists, that has subjected, or would reasonably be expected to subject, the Corporation or its Subsidiaries to any material tax, fine, lien, penalty or other liability, including any that may be imposed by any applicable Laws. No advance Tax ruling has been sought or received with respect to any of the Employee Plans.

(d) With respect to any Employee Plan, (i) no Actions (other than routine claims for benefits in the Ordinary Course) are pending or, to the knowledge of the Corporation, threatened, and (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such Actions.

(e) Each Employee Plan which purports to qualify as a particular type of plan under the Tax Act or other applicable Law meets all requirements for that qualification in effect and has complied with the provisions of the Tax Act or other applicable Law, as applicable.

(f) No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement. The level of insurance reserves under each such insured Employee Plan is reasonable and sufficient to provide all incurred but unreported claims.

(g) Subject to requirements of applicable Laws, no provision of any Employee Plan or of any agreement and no act or omission of the Corporation or its Subsidiary in any way limit, impairs, modifies or otherwise affects the right of the Corporation or its Subsidiary to unilaterally amend or terminate any Employee Plan.

(h) All material accruals for unpaid vacation pay or paid time off, premiums for employment insurance, health premiums, pension plan premiums, accrued wages, salary, commissions, withholdings, deductions, remittances, bonuses, incentive compensation, overtime pay, expense reimbursement, paid personal time, other compensation and Employee Plan payments of the Corporation and its Subsidiaries have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to the applicable accounting requirements of Securities Laws, and are reflected on the Books and Records of the Corporation and its Subsidiaries, as applicable.

(i) No Employee Plan: (i) contains a "defined benefit provision" (as defined in Section 147.1(1) of the Tax Act); (ii) is a "registered pension plan" (as defined in Section 248(1) of the Tax Act); (iii) is a "salary deferral arrangement" (as defined in Section 248(1) of the Tax Act); (iv) is a "multi-employer plan" (as defined in Section 8500(1) of the Tax Regulations); or (v) is a "employee life and health trust" (as defined in the Tax Act).

(j) Except as may be required under applicable Law, no Employee Plan obligates the Corporation or its Subsidiaries to provide any employee, former employee, or their respective spouses, family members or beneficiaries, any post-employment or post-retirement health and welfare or life insurance, accident or other benefits.

(k) There are no participating employers that have any obligation or liabilities with respect to any Employee Plan other than the Corporation and its Subsidiaries, and the Corporation and its Subsidiaries don't have any obligations or liabilities under any Employee Plan to provide benefits to any person who is not an employee, director or officer or former employee, director or officer of the Corporation or its Subsidiaries or any eligible dependent, survivor, beneficiary or estate thereof.

(l) (i) Each of the Corporation and its Subsidiaries is, and since January 1, 2021 has been, in compliance with the provisions of all applicable federal, provincial, state, local and foreign Laws respecting employment, labour, and employment practices, including, without limitation, all Laws respecting terms and conditions of employment or engagement (including any employment contracts (written or oral) and independent contractor contracts (written or oral)), termination of employment, wrongful dismissal, constructive dismissal occupational health and safety, hazardous materials, wages and hours (including the classification of independent contractors and exempt and non-exempt employees for purposes of over-time classification), collective bargaining, immigration, workplace harassment or violence, discrimination or retaliation, whistleblowing, disability rights or benefits, human rights, equal opportunity, pay equity, plant closures and layoffs, employee trainings and notices, workers' compensation and workplace safety and insurance, labour relations, employee leave, COVID-19, affirmative action and unemployment insurance, and there are no outstanding claims, complaints, investigations, proceedings or orders under any such Laws and the Corporation has not advised that, and the Corporation does not have knowledge of any such claims, complaints, investigations, proceedings or orders that may be filed or threatened and to the knowledge of the Corporation there is no basis for such claims, complaints, investigations, proceedings or orders. There have been no Actions by any current or former Corporation Service Provider, director, former director or applicant filed against the Corporation since January 1, 2021, nor are there any Actions pending or threatened against the Corporation or any current or former Corporation Service Provider, applicant, director or former director of the Corporation, involving the Corporation.

(m) The Corporation has made available to the Purchaser all orders, instructions, testing results and inspection reports under applicable occupational health and safety Laws and any records of health and safety audits under applicable occupational health and safety Laws. There are no outstanding assessments, penalties, premiums, fines, encumbrances, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance Laws, and the Corporation has not been reassessed under such Laws since January 1, 2021 and no audit is currently being performed pursuant to any applicable workplace safety and insurance Laws and there are no potential inspection orders, violations, investigations or prosecutions against the Corporation under any health and safety Laws. There are no claims or potential claims which may adversely affect the Corporation's accident cost experience or claim experience and there are no charges made or pending against the Corporation under occupational health and safety Laws. The Corporation has complied with all orders issued under occupational health and safety Laws and there are no appeals of any orders under occupational health and safety Laws currently outstanding.

(n) The Corporation and its Subsidiaries have not made any loans (except advances for business travel, lodging or other expenses in the ordinary course of business) to any Corporation Service Provider.

(o) General employee relations between the Corporation, its Subsidiaries and the Corporation Service Providers are good and there is no, and since January 1, 2021, there has been no, actual or, to the knowledge of the Corporation, threatened, unfair labour practice complaint, charge or application, labour grievance, labour arbitration, strike, lockout, work stoppage, slowdown, picketing, or other labour dispute against or affecting the Corporation or its Subsidiaries, and there is no existing or, to the knowledge of the Corporation, imminent, threatened or pending organized labour activity or disturbance that would impact, or has impacted since January 1, 2021, the Corporation or its Subsidiaries.

(p) The Corporation and its Subsidiaries are not party to, bound by, or subject to any Labour Agreement or other Contract with any labour unions, group of employees, works council, labour organizations, employee association or other representative of any of the Corporation Service Providers that governs the terms and conditions of employment or engagement of the Corporation Service Providers or that imposes obligations on the Corporation. No Labour Agreement is currently being negotiated by any Person with respect to such Corporation Service Providers nor has the Corporation made any commitment to, or conducted any negotiation or discussion with any labour union, group of employees, labour organization, employee association or other representative of any of the Corporation Service Providers with respect to any future agreement or arrangement. No employees of the Corporation or any of its Subsidiaries are represented by any labour union, group of employees works council, labour organization, or employee association with respect to their employment with the Corporation or its Subsidiaries. No labour union, employee association, works council, other labour organization, or group of employees has been accredited or certified, holds bargaining rights or has made a demand for recognition or certification, or to hold bargaining rights or otherwise designated to represent any Corporation Service Providers and no accreditation, certification, or bargaining rights request is pending or, to the knowledge of the Corporation, threatened with respect to the Corporation Service Providers. No labour union, group of employees, works council, labour organization or employee association has applied to have the Corporation or its Subsidiaries declared a common, successor or related employer pursuant to applicable labour relations Laws. The Corporation and its Subsidiaries are not required to recognize any labour union, works council, group of employees, labour organization, employee association or any agent having bargaining rights for the Corporation Service Providers. To the Corporation's knowledge, there is no current, nor has there been since January 1, 2021, any organizational campaign, certification votes, other effort to cause a labour union, works council, labour organization, group of employees, or employee association, or other representative be recognized to negotiate on behalf of the Corporation Service Providers in dealing with the Corporation or its Subsidiaries. With respect to the transactions contemplated by this Agreement, the Corporation and its Subsidiaries have satisfied in all respects any notice, consultation or bargaining obligations owed to their employees or their employees' representatives under any applicable Law, Labour Agreement or other Contract.

(q) To the knowledge of the Corporation, no current or former Corporation Service Provider (including temporary employees or interns) is in violation of any term of any employment Contract or restrictive covenant obligation: (i) currently owed to the Corporation or its Subsidiaries; or (ii) currently owed to any third party with respect to such person's right to be employed or engaged by the Corporation or its Subsidiaries.

(r) No Corporation Service Provider with an annualized base compensation at or above $100,000, has given written notice of, or threatened in writing, or to the knowledge of the Corporation, otherwise threatened, his or her intention to terminate his or her employment or service prior to the one year anniversary of the Closing.

(s) No allegations of sexual harassment or sexual misconduct have been made against any current or former director, officer, manager, or Corporation Service Provider (including temporary employees or interns) of the Corporation and the Corporation has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, manager, or Corporation Service Provider. The Corporation and its Subsidiaries do not expect any liabilities with respect to any such allegations and, there are no allegations against any current or former Corporation Service Providers (including temporary employees or interns) that, if known to the public, would bring the Corporation and its Subsidiaries into disrepute.

(t) A true, correct and complete list (on a no names basis) of all Corporation Service Providers as of the date hereof has been made available to the Purchaser, including, as applicable, each such Corporation Service Provider's: (i) identification number; (ii) employing or contracting entity; (iii) location of employment or engagement; (iv) title; (v) active or inactive status (and reason for inactive status and anticipated return date if known); (vi) hire date (and date of continuous service recognition if different); (vii) hourly wage rate or annual salary; (viii) commission eligibility and bonus or other variable compensation eligibility (including target bonus amounts); (ix) whether they are eligible for overtime; (x) annual vacation and other paid time-off entitlements; (xi) accrued but unused vacation and other paid time-off entitlements, (xii) status as full-time, part-time, or contractor; (xiii) unwritten terms and conditions of employment; and (xiv) age. A true, correct and complete list of all written employment agreements, offer letters, and all service agreements of the Corporation or its Subsidiaries with the Corporation Service Providers has been provided to the Purchaser and true, correct and complete copies of all such written Contracts have been provided to the Purchaser. All Corporation Service Providers (including temporary employees or interns) who have performed services for the Corporation have been in all respects properly classified as an employee or a contractor and all applicable payroll and withholding Taxes (including, without limitation, workplace safety and insurance, employment insurance, Canada Pension Plan and income tax withholdings and deductions) in relation to such Corporation Service Providers have been properly remitted as required by Law and the Corporation has not received any notice from a Governmental Entity disputing such classification since January 1, 2023. The Corporation and its Subsidiaries have not retained or engaged as an independent contractor any Person who has been found by a Governmental Entity to have been mischaracterized as an independent contractor in accordance with Laws.

(u) The Corporation and its Subsidiaries are in compliance with the requirements of applicable immigration Laws and, to the Corporation's knowledge, each Corporation Service Provider is authorized to work in the jurisdiction in which such Corporation Service Provider currently performs services, and the Corporation and its Subsidiaries have not intentionally or knowingly hired or continued to employ or engage any individual who is not legally authorized to work in such jurisdiction pursuant to applicable Laws.

(v) There have been no temporary lay-offs, mass or group termination or employees, individual termination of employees or work reduction programs undertaken by or on behalf of the Corporation or its Subsidiaries since January 1, 2023, and no such program has been adopted by the Corporation or its Subsidiaries or publicly announced. Any Corporation Service Providers whose employment or engagement will be terminated at Closing, former Corporation Service Providers whose employment has been terminated since January 1, 2023, and the amount of any severance and/or termination payments paid (or to be paid in connection with those terminated at Closing) to such Corporation Service Providers, and any Corporation Service Providers who are currently in a period of working notice of termination (including the date of the notice and the termination date), are listed in Schedule C(28)(v) of the Disclosure Letter. Other than in connection with amounts owing under the Termination and Release Agreements, all severance and termination payments required to be paid to such Corporation Service Providers required to be paid to the Corporation Service Providers listed in Schedule C(28)(v) of the Disclosure Letter have been paid or will have been paid prior to Closing by the Corporation or its Subsidiaries.

(w) Except for the Corporation Service Providers listed in Schedule C(28)(v) of the Disclosure Letter and other than as provided for under the Corporation's stock option plan, the consummation of the Arrangement or any related transaction document, or any events contemplated hereby and the other transactions contemplated hereby will not (alone or in combination with any other event): (a) result in any payment (including severance, golden parachute, change of control, sale completion, incentive, stay, retention, bonus, forgiveness of indebtedness or otherwise) becoming due under any Employee Plan (b) increase any payments or benefits otherwise payable under any Employee Plan (c) result in the acceleration of the time of payment, vesting or funding of any benefits including the acceleration of the vesting and exercisability of any equity awards, whether or not contingent or (d) require the funding of any trust or other funding vehicle. Each Corporation Service Provider listed in Schedule C(28)(v) of the Disclosure Letter that is a Specified Service Provider is so identified in Schedule C(28)(v) of the Disclosure Letter.

(29) Property and Mineral Rights.

(a) The Corporation and its Subsidiaries are the sole registered and beneficial owners of, and have good and marketable title to, or valid leasehold interests in, all Corporation Real Property and their respective material assets, free and clear of all Liens, except for Permitted Liens. The Corporation and its Subsidiaries enjoy peaceful and undisturbed possession under all agreements for Leased Real Property. The Corporation and its Subsidiaries also have good and valid title to, or otherwise have the right to use pursuant to valid and enforceable leases, licenses or similar contractual arrangements, all of the assets (real and personal, tangible and intangible) used or held for use in connection with the business of the Corporation and its Subsidiaries, free and clear of all Liens, except for Permitted Liens.

(b) Schedule C(29)(b) of the Disclosure Letter discloses, in all material respects:

(I) all real property owned by the Corporation or any of its Subsidiaries, (collectively, including the improvements thereon, the "Owned Real Property");

(II) all real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement (whether written or otherwise)) by the Corporation or any of its Subsidiaries in connection with the operation of the Corporation's or such Subsidiary's business as it is now being conducted (collectively, including the improvements thereon, the "Leased Real Property");

(III) all mineral interests and rights (including any mining licenses of occupation, concessions, exploration licences, exploitation licences and/or contracts, prospecting permits, mining leases and mining rights, in each case, either existing under lease, contract, by operation of Laws or otherwise) (collectively, the "Corporation Mineral Rights"); and

(IV) land use permits, licenses and other surface access rights ("Corporation Surface Access Rights").

(c) Other than the Corporation Real Property and the Corporation Surface Access Rights, neither the Corporation nor any of the Subsidiaries own or has any interest in any other material surface access rights or any other material mineral interests and rights.

(d) No Person has any back-in rights, earn-in rights, purchase options, right of first refusal or first offer, undertaking or commitment or any right or privilege capable of becoming such, to purchase any Corporation Real Property (or any material portion thereof or interest therein) or any of the material assets owned or, to the knowledge of the Corporation, leased or otherwise held, by the Corporation or its Subsidiaries, or any part thereof or material interest therein. No Person other than the Corporation and its Subsidiaries has any interest in, the Corporation Real Property or the production or profits therefrom or any royalty or streaming interest in respect thereof or any right to acquire any such interest, except pursuant to applicable Laws.

(e) The Corporation and its Subsidiaries have not received any notice, whether written or, to the knowledge of the Corporation, oral, from any Governmental Entity or any third party of any revocation, expropriation, material restriction, material amendment or challenge to ownership, adverse claim or intention to revoke, expropriate, materially restrict, materially amend or challenge the ownership of the Corporation in any of the Corporation Real Property. For purposes hereof, "expropriation" means an expropriatory act or series of expropriatory acts, comprising confiscation, nationalization, eminent domain, requisition, deprivation, condemnation, sequestration and/or similar acts, by law, order, executive or administrative action or otherwise of any Governmental Entity.

(f) There are no disputes regarding boundaries or easements, covenants or other matters relating to any Corporation Real Property.

(g) No Person has any adverse or competing claim in the Corporation Real Property.

(h) The use and operation of the Corporation Real Property in the conduct of the Corporation or the Subsidiaries' businesses does not violate in any material respect any applicable Laws, covenant, condition, restriction, easement, license, permit or Contract.

(i) All Contracts or other instruments pursuant to which the Corporation and its Subsidiaries hold material Leased Real Property forming part of Corporation Real Property are enforceable in accordance with the terms thereof and are valid, binding, in full force and effect and in good standing, and the Corporation and its Subsidiaries (as applicable) are entitled to the full benefit of the surface, subsurface and mining rights described therein. Neither the Corporation nor any Subsidiary is in material default under any such Contract or instrument and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default thereunder by the Corporation or a Subsidiary or, to the knowledge of the Corporation, any other party thereto. All material Taxes, fees and other payments required to be paid by the Corporation and its Subsidiaries to maintain such Contracts and instruments in good standing have been paid.

(j) The Corporation Mineral Rights are in good standing under applicable Laws. All material work required to be performed and filed in respect of the Corporation Mineral Rights has been performed and filed, all material Taxes, rentals, fees, expenditures, royalties and other payments required to be made in respect thereof have been paid or incurred and all material reports or filings in respect thereof have been made. Without limiting the foregoing, all mining concession, patent or maintenance fees and recording fees, and all other material exploration permit, authorization, lease, licensing and mining claim payments, rentals, assessments, renewal fees, royalties and other governmental charges, owing in respect of the Corporation Mineral Rights or any part thereof, have been paid in full.

(k) There are no material restrictions on the ability of the Corporation or any of the Subsidiaries to use, transfer or exploit the Corporation Mineral Rights, except pursuant to applicable Laws or the terms of the Corporation Mineral Rights.

(l) All Contracts and other instruments pursuant to which the Corporation and its Subsidiaries hold material Corporation Surface Access Rights are enforceable in accordance with the terms thereof and are in full force and effect and in good standing, and the Corporation and its Subsidiaries (as applicable) are entitled to the full benefit of the surface rights described therein. Neither the Corporation nor any Subsidiary is in material default under any such Contract or instrument and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default thereunder by the Corporation or a Subsidiary or, to the knowledge of the Corporation, any other party thereto. All material Taxes, fees and other payments required to be paid by the Corporation and its Subsidiaries with respect to such Contracts and instruments have been paid. The Corporation Surface Access Rights and Corporation Real Property provide sufficient surface rights to permit the Corporation and its Subsidiaries to access the material Corporation Mineral Rights.

(m) The assets existing in connection with the Imbo Project, including buildings, structures, inventory, and material equipment, are in good repair and operating condition, subject to ordinary wear and tear, and are adequate and suitable for their current uses. To the knowledge of the Corporation, there are no conditions affecting such assets that would reasonably be expected to interfere materially with their use or operation. No material capital expenditures are currently required to upgrade such assets to operate under normal conditions.

(n) The Corporation Mineral Rights do not overlap with any other premise in respect of which any other Person holds a mineral right granted under the applicable Laws, land use right, easement, claim, demand, or other similar type of interest.

(o) The Corporation is fully authorized and empowered to exclusively explore and mine for gold and diamonds within the relevant designated areas of the Corporation Mineral Rights.

(p) Other than as set out in Schedule C(8) of the Disclosure Letter, the Corporation has no obligations relating to, and the Corporation Mineral Rights are not subject to, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, metal pre-payment or similar agreements, interest burdens, payments and obligations (including, without limitation, prepayment and similar arrangements). All royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, metal pre-payment or similar agreements, interest burdens, payments and obligations (including, without limitation, prepayment and similar arrangements) due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of the Corporation Mineral Rights or otherwise have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

(q) With respect to the land use rights within the area covered by the Corporation Mineral Rights, there are no outstanding compensation or similar payments owed to third parties by the Corporation or its Subsidiaries.

(r) No facilities or obstacles exist within the area covered by the Corporation Mineral Rights other than those constructed or placed by the Corporation and its Subsidiaries themselves.

(s) There are no cultural heritages, military bases, archaeological sites, animal sanctuaries or any other premise which is otherwise preserved and reserved, in, under or about the land covered by the Corporation Mineral Rights, or otherwise relating to the Corporation Mineral Rights which is likely to materially and adversely affect the Corporation Mineral Rights or any associated rights and interests.

(t) No representative of any community has communicated to require that (i) the consent of such community shall be obtained; or (ii) any amount of compensation payments or commitment shall be made to such community for the Purchaser to exercise their rights under the Corporation Mineral Rights.

(u) Except as disclosed in Schedule C(29)(u) of the Disclosure Letter, there are no illegal exploration or mining activities at the area covered by the Corporation Mineral Rights that is likely to result in dangerous activities, tensions with non-governmental organizations (NGOs) and the local community, and/or administrative, civil, or criminal responsibilities.

(30) Mineral Resources and Reserves.

(a) The most recent estimated mineral resources and mineral reserves disclosed in the Corporation Filings have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including the requirements of NI 43-101. The information provided by the Corporation to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of the Corporation from the amounts most recently disclosed in the Corporation Filings.

(b) The properties of the Corporation and the Subsidiaries that are described in the Technical Report are the only material properties of the Corporation for the purposes of NI 43-101.

(c) The Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(d) The Corporation made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them.

(e) All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Corporation Filings were, at the time of filing, reasonable and appropriate.

(f) The Corporation is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

(g) There has been no material change of which the Corporation is or should be aware that would materially disaffirm or materially change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(31) Work Programs.

The Corporation has not entered into any joint venture, earn-in agreement, farm-in agreement, option agreement, work program or made any other commitment or undertaking of any nature for which the Corporation will be required to pay in excess of $50,000 in the aggregate over the next three months.

(32) Exploration Information.

The Corporation has provided the Purchaser with access to full and complete copies of all exploration information and data relating to the Imbo Project. To the knowledge of the Corporation, the Corporation has the sole right, title, ownership and right to use all such information, data reports and studies.

(33) Insurance.

The Corporation and its Subsidiaries have in place reasonable and prudent insurance policies appropriate for the size and nature of their respective activities and businesses with reputable insurance companies and in accordance with any applicable requirements of any Governmental Entity, Contract or Law. Schedule C(33) of the Disclosure Letter lists all material insurance policies maintained by or on behalf of the Corporation and its Subsidiaries as of the date of this Agreement and all required disclosures under the policies have been made and are up to date. All such policies are in full force and effect and will not terminate or be subject to cancellation or amendment by virtue of the transactions contemplated hereby nor has any notice of early cancellation been received or, to the knowledge of the Corporation, threatened. All premiums due in respect of such policies have been paid by the Corporation or one of its Subsidiaries, and the Corporation and its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. There is no material claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements. To the knowledge of the Corporation, the Corporation and its Subsidiaries will be able to (i) renew existing insurance coverage as and when such policies expire, or (ii) obtain comparable insurance coverage from similar reputable insurance institutions on substantially similar terms.

(34) Environmental and Community Matters.

(a) To the knowledge of the Corporation, the properties, assets and operations of the Corporation and its Subsidiaries are and have at all times materially complied with, and are in material compliance with, all Environmental Laws. The Corporation and its Subsidiaries are in possession of, and in compliance with, all material Authorizations required by Environmental Laws to own, lease and operate the Imbo Project and to conduct their respective businesses, as now conducted. Neither the Corporation nor any of its Subsidiaries has used, nor permitted the use of, any of their properties to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substances. The Corporation has no knowledge of any actual, or threatened, written order or directive from any Governmental Entity or any third party of any actual, potential or alleged violation of or failure of the properties, assets or operations of the Corporation or any of its Subsidiaries to comply with any Environmental Law, including any that relate to natural resources, water use, or impacts on water sources, except where such matter would not have a Material Adverse Effect.

(b) To the knowledge of the Corporation, neither the Corporation nor any Subsidiary has any material liabilities, including any liability for fines, penalties, corrective action costs, remedial action costs, personal injury, property damage, natural resource damages or attorney's fees, pursuant to any Environmental Laws, in connection with the Corporation's treatment, storage, disposal, transportation, handling, manufacturing and distribution of Hazardous Substances.

(c) No bond, surety or security arrangement is required to satisfy the requirements of any Environmental Laws applicable to the Corporation or its Subsidiaries with respect to their respective assets and current operations.

(d) There are no pending written claims or orders, or to the knowledge of the Corporation, threatened claims or orders, against the Corporation or any of its Subsidiaries, arising out of non-compliance with any Environmental Laws, nor any investigations, demands, applications, or directives that would reasonably be expected to result in remedial work, expenditures or Actions, and, to the knowledge of the Corporation, there is no basis for any such claims, in each case except where any such matter would not have a Material Adverse Effect.

(e) To the knowledge of the Corporation, there are no pending changes to Environmental Laws that would render illegal, or materially restrict, the operation of the business of the Corporation or any Subsidiary in its Ordinary Course.

(f) The Corporation has made available to the Purchaser copies of all reports pertaining to any environmental assessments, audits, or investigations prepared relating to the currently and formerly owned and leased real property that are within the possession or control of the Corporation or any of its Subsidiaries.

(g) There are no ancestral, Indigenous persons or populations resident within any area of influence of the Imbo Project, whose residency would, under any applicable Law, require any process of consultation with such ancestral, Indigenous persons or populations or any obtainment of consent of such ancestral, Indigenous person or populations to occur prior to or after to the obtainment of any Authorizations for, or prior to or after undertaking the construction or operation of, an industrial-scale open-pit gold mine at the site of the Imbo Project.

(h) To the knowledge of the Corporation, (i) no Indigenous or community groups (and no Governmental Entity on behalf of any such groups) have asserted any interest or rights or commenced or threatened any Actions affecting the Corporation Real Property, the Imbo Project or the Corporation and its Subsidiaries, and (ii) neither the Corporation Real Property nor any part of the Imbo Project is located on any land or in territory to which Indigenous or community groups own or are entitled to communal, collective rights or any other rights under applicable Laws.

(i) To the extent any environmental consultation processes, as part of the environmental licensing process with communities have been required under applicable Laws, the Corporation and its Subsidiaries have complied with such processes.

(35) Anti-Money Laundering and Anti-Corruption.

(a) None of the Corporation, any of its Subsidiaries, any director, officer or employee of the Corporation or any of its Subsidiaries, nor any agent, affiliate, or other person acting on behalf of the Corporation or any of its Subsidiaries, has in the course of its actions for, or on behalf of, the Corporation or any of its Subsidiaries: (i) made any direct or indirect unlawful payment to any "foreign official" (as defined in the United States Foreign Corrupt Practices Act of 1977 (the "FCPA")) or to any "foreign public official" (as defined in the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA")); (ii) violated, or is in violation of, any provision of the FCPA or the CFPOA or any other anti-bribery and anti-corruption Laws in jurisdictions in which the Corporation or its Subsidiaries conduct business ("Anti-Corruption Laws"). No Actions by or before any Governmental Entity involving the Corporation or any of its Subsidiaries with respect to Anti-Corruption Laws is pending or threatened.

(b) The operations of the Corporation and its Subsidiaries are and have been conducted in material compliance with all applicable anti-money laundering Laws of the jurisdictions in which the Corporation and its Subsidiaries conduct business and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity to which they are subject (collectively the "Anti-Money Laundering Laws"). No Actions by or before any Governmental Entity involving the Corporation or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or threatened in writing, or to the knowledge of the Corporation, otherwise threatened.

(c) None of the Corporation, any of its Subsidiaries, any director or officer of the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation, any employee, agent, affiliate, or person acting on behalf of the Corporation or any of its Subsidiaries is currently, or has been: (i) the subject or target of any U.S. sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"), any Canadian sanctions, including those administered by Global Affairs Canada, the Minister of Public Safety (Canada) and the Governor in Council (Canada); (ii) in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) (together with the persons described in (i), each a "Sanctioned Person"); (iii) located, organized or resident in, or a national of, a country or territory or government thereof that is the subject or target of comprehensive country or territory-wide sanctions (including, Sudan, Syria, Iran, North Korea, Venezuela, the Crimea region of Ukraine, and the so-called Donetsk People's Republic and Luhansk People's Republic regions of Ukraine (each a "Sanctioned Country")); (iv) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (v) otherwise in violation of any U.S., Canadian, or other relevant sanctions Laws, anti-boycott Laws, or Laws relating to export, reexport, transfer, retransfer, and import controls in the jurisdictions in which the Corporation and its Subsidiaries conduct business (collective, "Trade Control Laws"). No Actions by or before any Governmental Entity involving the Corporation or any of its Subsidiaries with respect to Trade Control Laws is pending or threatened in writing, or to the knowledge of the Corporation, otherwise threatened.

(d) None of the Corporation, any of its Subsidiaries nor, to the knowledge of the Corporation, any employee or agent of the Corporation or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office in violation of any Law.

(36) Politically Exposed Shareholders of the Corporation.

To the knowledge of the Corporation, none of the direct or indirect shareholders of the Corporation holds any public office in the DRC or is otherwise a politically exposed person, or a person whose status as a shareholder could reasonably be expected to give rise to any material impediments, legal or otherwise, to the obtainment of any Material Authorizations for an industrial-scale open-pit gold mine at the site of the Imbo Project.

(37) Intellectual Property, Data Protection and Cybersecurity.

(a) The Corporation or one or more of its Subsidiaries has a right to use all material Intellectual Property that is material to the Corporation's business without infringement upon or conflict with the rights of any other Person with respect thereto (other than any Intellectual Property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Corporation or its Subsidiaries' ability to explore, develop, construct or operate an industrial-scale open-pit gold mine at the site of the Imbo Project or otherwise carry on business).

(b) The Corporation and its Subsidiaries take commercially reasonable actions to protect and preserve the security of their material Computer Systems and websites (including the confidential data transmitted thereby or stored therein) including implementing business continuity and disaster recover plans.

(c) The Corporation and its Subsidiaries are in compliance with all applicable Privacy Laws and have not suffered any material breaches involving Personal Information or otherwise. Furthermore, the Corporation and its Subsidiaries have implemented and maintain reasonable and appropriate technical, organizational, and administrative safeguards, policies, and procedures designed to ensure the protection, lawful processing, and integrity of Personal Information in accordance with such Privacy Laws. To the knowledge of the Corporation, there are no Actions pending or threatened by any Governmental Entity or data subject with respect to their compliance with applicable Privacy Laws. The Corporation and its Subsidiaries have taken commercially reasonable steps to ensure that any third-party service providers who process Personal Information on their behalf do so in compliance with applicable Privacy Laws and pursuant to appropriate contractual safeguards. All required privacy notices, policies, and consents have been provided or obtained, as applicable, and no such notice has been materially false or misleading or materially violated.

(38) Competition.

Neither the aggregate value of the assets in Canada, nor the gross revenues from sales in, from or into Canada, of the Corporation, together with its affiliates (as such term is defined in subsection 2(2) of the Competition Act (Canada)), exceeds $300 million, all such values being determined in accordance with the Competition Act (Canada) and the regulations promulgated thereunder. The Corporation does not have any related parties in the DRC with any sales or revenues in the DRC and no other conditions exist that could give rise to the need to obtain any competition or antitrust approval in the DRC under applicable Law.

(39) Auditor and Transfer Agent.

(a) The Corporation's auditors, Kreston GTA LLP, are independent public accountants as required under Securities Laws and there has not been any "reportable events" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with the present or former auditors of the Corporation.

(b) TSX Trust Company is the duly appointed registrar and transfer agent for the Common Shares.

(40) Data Room.

All information (including the information contained in the Data Room) which has been provided to the Purchaser in writing, by or on behalf of the Corporation and its Subsidiaries, has to the knowledge of the Corporation been prepared in good faith and been made available to the Purchaser to assist it in making an assessment of the terms and conditions of this Agreement and all such information is true and accurate in all respects.

(41) Government Assistance.

No material agreements, loans, other funding arrangements or assistance programs are outstanding in favour of the Corporation or any of its Subsidiaries from any Governmental Entity.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1) Organization and Qualification.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(2) Corporate Authorization.

The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3) Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation on enforcement under Laws relating to (a) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(4) Governmental Authorization.

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Purchaser other than: (a) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (b) the Final Order, and any filings required in order to obtain the Final Order; (c) filings with the Director under the OBCA; (d) compliance with Securities Laws and stock exchange rules and policies; (e) the Regulatory Approvals disclosed in writing to the Corporation or counsel to the Corporation by the Purchaser or its counsel; and (f) any consents, waivers or approvals of, actions by or filings with or notifications to any Governmental Entity, the absence of which would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(5) Non-Contravention.

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

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(a) contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(b) assuming compliance with the matters referred to in paragraph (4) above, contravene, conflict with or result in a violation or breach of Law applicable to the Purchaser, except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6) Competition.

Neither the aggregate value of the assets in Canada, nor the gross revenues from sales in, from or into Canada, of the Purchaser, together with its affiliates (as such term is defined in subsection 2(2) of the Competition Act (Canada)), exceeds $50 million, all such values being determined in accordance with the Competition Act (Canada) and the regulations promulgated thereunder.

(7) Litigation.

There are no Actions pending, or, to the knowledge of the Purchaser, threatened, against or relating to the Purchaser before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, would reasonably be expected to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(8) Certain Arrangements.

Except for the Voting Support Agreements and the Termination and Release Agreements, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between the Purchaser, or any of its affiliates, on the one hand, and any beneficial owner of outstanding Shares, or any member of the Corporation's management or the Board, on the other hand, relating in any way to the Corporation's securities prior to the Effective Time, the transactions contemplated by this Agreement, the Plan of Arrangement or the Arrangement Resolution.

(9) Sufficient Funds.

The Purchaser and its affiliates have, and will have at the Effective Date, sufficient funds available to fund the aggregate consideration and other amounts payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

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